SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES
MANAGEMENT REPORT – 2005

To the Shareholders,

We hereby present the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A. and Unibanco – União de Bancos Brasileiros S.A. and its subsidiary companies for the year of 2005.

Two thousand and five was a year of challenges and achievements for Unibanco. We repositioned ourselves in the market, revamped our brand and consolidated a successful restructuring started in July 2004, moving our results into a new level. Our net income was R$1,838 million in 2005, up from R$1,283 million in 2004 — an increase of 43.3% . The return on average equity (ROAE) reached 21.1%, compared to 16.8% in 2004. In the fourth quarter of 2005, the annualized ROAE was 24.2%, up from 20.1% in the same period of 2004.

Unibanco went to the stock market twice to offer almost 20% of its capital. Investors subscribed both offerings enthusiastically. Since the end of the second offering, in September, until December, 2005, the Units increased 43.2% in value, showing the market’s confidence in the company’s performance. Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

The year 2005 also marked the inclusion of Unibanco’s Units into the Ibovespa, the most important indicator of average performance in the Brazilian stock market. Since their inclusion in the Ibovespa, in May, the Units achieved the largest weighting gain in the index’s portfolio. The Units current weight in the Ibovespa is 1.564% .

We placed one of the first and largest issues of Perpetual Securities in the Brazilian market. At launch, the issuance met a demand 10 times larger than our initial estimate, leading us to double the offering. With this transaction, we tapped into an entirely new investor demographics, predominantly Asian.

Exemplary corporate governance and social responsibility, inherent to Unibanco’s corporate culture, were once again recognized by the market. We were one of the 28 companies selected to participate in the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial — ISE), established by Bovespa in partnership with the International Finance Corporation (IFC).

In the following pages you will find a summary of the main efforts and results achieved in 2005. The document contains information on the performance of each of our businesses and comments on the major projects and initiatives which, together, have ensured a continued and sustainable rate of growth.

1. Unibanco in Numbers

Ratios (%)	2005	2004	Δ

ROAE	21.1	16.8	430b.p
ROAA	2.1	1.7	40b.p
Fees from services rendered / Personnel Expenses	171.1	160.9	1020b.p
Efficiency Ratio	51.5	60.9	-940b.p
BIS Ratio (1)	17.3	16.3	100b.p
Earnings per share (R$)	1.32	0.92	43.5%
Earnings per Unit (R$)	2.59	1.77	46.3%
Book value per share (R$)	6.67	5.81	14.8%
Book value per Unit (R$)	13.39	11.61	15.3%

(1) Considers the Perpetual Bond, issued in July 2005, as Tier I or Tier II

Income Statement (R$ millions)	2005	2004	Δ%

Profit from financial intermediation before provision (a)	8,397	6,474	29.7
Provision for loan losses (b)	(1,904)	(1,305)	45.9
Gross profit from financial intermediation (a+b)	6,493	5,169	25.6
Fees from services rendered	3,270	3,241	0.9
Personnel and administrative expenses	(5,092)	(5,058)	0.7
Operating Income	2,921	1,960	49.0
Net income	1,838	1,283	43.3

Balance Sheet (R$ millions)	Dec-05	Dec-05	Δ%

Loan Portfolio	39,875	31,796	25.4
Total assets	91,831	79,350	15.7
Total deposits	35,499	33,530	5.9
Stockholders' equity	9,324	8,106	15.0
Assets under management	37,396	32,979	13.4

2. The Brazilian Economy

Brazil’s economic fundamentals continued to evolve positively in 2005. External solvency indicators improved as result of both the Brazilian Central Bank and the Treasury actions in the FX market, and the substantial trade surplus. The maintenance of the fiscal policy allowed the primary surplus to reach 4.83% of the GDP in 2005. A rigorous execution of monetary policy supported the convergence of consumer price inflation toward the Central Bank's targets.

The yearly inflation measured by the IPC-A was 5.7%, within the Administration’s official target (4.5% ± 2.5 percentage points) and lower than the average inflation in the 1999-2004 period (8.7%) . The reference short-term interest rate, the Selic, closed the year at 18%. The exchange rate was R$2.34/US$ at year-end, from R$2.65/US$ a year earlier.

We estimate that GDP growth in 2005 was approximately 2.5% . The unemployment rate reached 8.3% in December, according to surveys by the national statistics agency (IBGE), a lower figure than in 2004, showing that the labor market did not decelerate as much as the GDP. Credit expansion surpassed 21.5% in nominal terms.

The international economic scenario remained positive in 2005, with high global growth rates. Abundant international liquidity and the improvement in domestic fundamentals drove a substantial reduction in country risk, as measured by the Embi+BR, which tightened 20.3% to finish the year at 305 basis points.

3. Comments on Performance

Operating income was R$2,921 million in 2005, up 49.0% from the prior year. As a consequence, net income grew 43.3% from 2004, reaching R$1,838 million.

Unibanco’s stockholders’ equity reached R$9,324 million on December 31, 2005, growing 15.0% from December 2004. Return on average equity was 21.1%, up from 16.8% in 2004.

Profit from financial intermediation before provision for loan losses was R$8,397 million in 2005. The 29.7% increase for the year was helped by a 26.7% growth in revenues from credit operations, which were positively influenced by an improvement in credit mix (increased participation of retail operations) and an overall growth in volumes.

Fees from services rendered totaled R$3,270 million in 2005, up 13.2% from the previous year, excluding revenues associated with the divestiture of Credicard and Orbitall (both sold in November 2004). The highlights of the year were the 25.0% growth in fees from our credit card businesses and the 13.1% growth from banking fees.

With respect to personnel and administrative expenses, the small increase of 0.7% in 2005 is attributable to budgetary discipline, efficiency gains and also the spin-off of Credicard and Orbitall (in November 2004). For comparison purposes, consumer prices measured by the IPC-A increased 5.7% in the period.

Budgetary discipline, associated to the growth in credit operations, concurred to a 940 basis points improvement in the efficiency ratio, to 51.5% in 2005.

4. Assets and Liabilities

Unibanco’s consolidated assets totaled R$91,831 million on December 31, 2005, up 15.7% from the prior year.

The securities portfolio in 2005 was R$19,559 million, of which 56% were classified as trading securities, 23% as securities available for sale and 21% as securities held to maturity.

Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of its liability positions.

The loan portfolio stood at R$39,875 million at the end of 2005, up 25.4 % for the year. Worth mentioning the Retail credit operations, which totaled R$22,505 million, a 30.9% growth over the past 12 months.

The share of Retail credit operations in the total loan portfolio continues to evolve positively. In December 2005, this ratio was at 56% of Unibanco’s total loan portfolio, in comparison with 54% and 50% at year-end 2004 and 2003, respectively. This shift towards Retail is in line with the strategy of expanding credit in higher margin and higher returns segments.

Credit operations with individuals totaled R$15,170 million, up 31.1% for the year. The credit card companies and the consumer finance companies grew 43.2% and 31.6%, respectively, during the year. The credit card companies portfolio reached R$4,001 million, whereas that of the consumer finance companies stood at R$2,941 million at the end of 2005.

The allowance for loan losses was R$2,061 million in December 2005, equivalent to 5.2% of the total portfolio. Of this total, R$441 million are additional provisions, based upon a higher prudential coverage than that required by banking regulations; by comparison, the additional provision was R$351 million in 2004.

Loans classified between AA and C comprised 92.3% of the total loan portfolio in December 2005, compared with 91.0% a year earlier.

Total deposits and assets under management stood at R$72,895 million at year-end 2005, up 9.6% from December 2004. Core deposits (demand deposits, savings deposits and SuperPoupe) increased 15.2% in 12 months, with special mention to the 87.3% growth of SuperPoupe. The continuous improvement of the deposit mix reflects Unibanco’s efforts to reduce funding costs.

Considering the placement of the Perpetual Bond issue, in July 2005, Unibanco’s BIS ratio reached, in December 2005, 17.3%, above the minimum 11% level determined by the Brazilian Central Bank.

5. Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management. All the segments contributed to improve the conglomerate’s profitability during 2005.

Retail

Unibanco’s retail business surpassed the 20 million client-base mark in December 2005. The commercial bank is geared towards individual clients and small to medium-sized companies; Unicard and Hipercard are credit card companies; Fininvest, Pontocred and LuizaCred comprise the companies focused on consumer financing; and Unibanco Financeira provides financing for cars and heavy vehicles.

Unibanco closed the year with 914 branches and 349 corporate-site branches. Fininvest had over 600 fully-owned stores, kiosks and mini-stores, plus another 12,000 points-of-sale at year-end. On the same date, LuizaCred counted on 352 stores and PontoCred had 369 stores.

Unibanco’s branches have been undergoing remodeling since the beginning of 2005, when the new logo and new marketing positioning were formally launched. However, the remodeling process in the branches goes beyond physical layout and accommodates a new service model, known as “Novo Modelo de Atendimento”.

Wholesale

The Wholesale segment serves companies with annual sales greater than R$150 million and institutional investors. In 2005, this segment completed a restructuring process launched in 2004, establishing new commercial officers in São Paulo and Rio de Janeiro.

The main highlights of the year were:

- Manager in four of the main Brazilian public offerings, totaling approximately US$1.5 billion - including the participation as lead manager of the Unibanco Units and GDSs offering (September), the largest equity deal occurred in Brazil since 2002.

- Lead manager in the issuance of 18 debentures, totaling approximately R$7.4 billion. Unibanco is 1st by number of operations and 2nd in debentures distribution and origination in Anbid’s ranking with approximately 20% market share.

- Disbursement of R$2.5 billion as BNDES financial agent, holding on to 3rd place in the general ranking, with a 10.3% market share. Unibanco also ranked 2nd place in BNDES-Exim modality, with R$1.3 billion in disbursements during 2005, reaching a 17.9% market share.

- Combined balance of trade finance transactions and international warranties of US$2.0 billion, up 24% from 2004.

Insurance and Private Pension Plans

The insurance and private pension plans businesses earned R$321 million in 2005. Their return on average equity was 22.2% in the period. Consolidated technical reserves at these businesses were R$7,258 million at year-end, up 31.4% from 2004.

Unibanco AIG Seguros kept its leadership in the segments of property risk, aviation, D&O (Directors and Officers) and energy distribution, in addition to extended warranty products, according to the latest data published by Susep (November 2005).

Wealth Management

Unibanco Asset Management (UAM) finished December 2005 with R$37,396 million in assets under management, up 13.4% in 12 months, with a 5.0% market share. During the year, UAM invested in multiple efforts to expand its investor-base, strengthen synergies, and widen the share of high value-added mutual funds in its product portfolio. Assets under management by the Private Bank placed 2nd in Anbid’s global ranking, with a 11.4% market share as of December 2005.

6. Human Resources

The Human Resources department is committed to promote professional growth and align employees’ personal interests with the conglomerate’s strategic objectives. With a staff of 29,504 professionals, Unibanco in 2005 invested approximately R$34 million in various training and skill development programs, including MBA programs in Brazil and abroad, besides courses directed both at front-office and back-office personnel, such as “Atendendo com Excelência” and “Gestão de Pessoas”.

The company in 2005 started to implement a new framework for all the conglomerate’s employees, seeking to evolve the profit sharing program into an even more merit-driven endeavor. The implementation has been gradual, by business unit, scheduled to cover all areas by the end of 2006.

Unibanco’s employee satisfaction index in 2005 was 75%, while the motivation index reached a 77% historic record. This survey is conducted by external consultants and aims to periodically assess the organizational environment.

7. Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure that reports to the executive officer in charge of the Legal, Auditing, Risk, Compliance and Institutional Relations departments.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

8. Corporate Governance

Superior corporate governance has been embedded in Unibanco’s day-to-day business at all seniority levels. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the year-end 2005, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$2,542 thousand, or approximately 31% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period. This amount includes auditing services to identify internal controls regarding the project implemented to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by March, 2006.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

Quarterly Interest on Capital Stock

Unibanco has been paying Dividends/Interest on Capital Stock quarterly since the beginning of 2005. The net value of declared Interest on Capital Stock related to the year 2005 was R$617 million, up 37.7% from 2004.

Unibanco’s policy for remunerating shareholders contemplates a minimum distribution of 35% of annual net income after the constitution of legal reserves. The 2005 payout was 35.3% .

9. Unibanco’s Securities

Inclusion in the Ibovespa and the ISE

Unibanco’s Units became part of the Ibovespa index in May 2005 after a series of initiatives to promote liquidity in its stock in the local market. The average daily trading volume of Units at Bovespa grew 340.9% to R$19.4 million in 2005 from R$4.4 million in 2004.

On December 1st, 2005, Unibanco was selected – together with 27 other companies – to join the Bovespa ISE (Corporate Sustainability Index). From a pool of 121 companies, the index recognizes those with the best corporate governance practices and sustainability criteria. Of the 34 stocks in the index, Unibanco’s Units have the third highest weight in the ranking. With its inclusion in the ISE, Unibanco received a “quality certification” of social responsibility, quality, and commitment to the country’s culture and ethics in business.

The Units participate in the following Bovespa indices:

Index	Weight (%)
	12/30/2004	1/2/06

Ibovespa	0.984 (*)	1.564
IBrX-50	2.892	3.808
IBrX-100	2.553	3.329
IGC	4.946	5.096
ISE (**)	n/a	9.569

(*) In May, 2005, when the Units became part of the Index.
(**) Started in December, 2005. The portfolio is revised on a yearly basis.

Public Offerings of Units and GDSs

Unibanco in 2005 placed two well-received secondary offerings of Units and GDSs. At the first offering, in February, two shareholders, Commerzbank and BNL, sold 45,897,387 Units, for a total of R$718 million, at R$15.65 per Unit.

The second offering, with Units held by Caixa Geral de Depósitos, was completed in September. This transaction was one of the largest in the local market in the last few years, and involved approximately R$1.8 billion. The final price was R$20.49 per Unit and US$44.00 per GDS, for a discount of less than 0.3% of closing price at the pricing date. It is worth mentioning that 1,415 investors participated in the offering’s Brazilian tranche, of which over 900 were individual investors.

Stock Performance

Unibanco Units were Ibovespa’s best performers during 2H05, gaining 72%. The Units were up 80% during the year, above the Ibovespa 28% appreciation in the period.

Base 12/30/2004 = 100

Perpetual Securities

Unibanco issued, in July 2005, US$500 million in Perpetual Securities, with a 8.70% annual coupon. Demand for this issue surpassed by 10 times the amount initially offered of US$250 million, leading the bank to double the issuance’s original value. Approximately 875 investors, mostly from Asia, in addition to private banking clients, participated in the book-running process.

10. New Brand

In March 2005, Unibanco adopted a new marketing positioning and revamped its brand. The internal restructuring implemented in 2004 sought to streamline structures and processes, create a culture of unfaltering search for new synergy opportunities and resource optimization. The new positioning follows a more transparent and agile bank, working even closer to its clients. Unibanco's logo and colors changed, rescuing and redesigning the old link, icon of synergy and commitment.

11. Subsequent Event

On February 1st, 2006, Moody's Investors Service upgraded Unibanco's Financial Strength rating to C- (C minus) from D+. According to the agency, this upgrade reflects Unibanco's consistently robust core earnings and the management's ability to steer the bank towards higher-yielding businesses, while maintaining asset quality and controlling costs.

12. Social Responsibility

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco

Instituto Unibanco coordinates and supports social activities with an educational focus.

The year 2005 was marked by great achievements, with the establishment and renewal of important projects, such as: Extended Education (Centro de Estudos and Junior Achievement Program projects); Teacher Training (Avenida Central projects, developed with teachers from the public school network); Work Qualification (Espaço do Artesão and Estúdio Aprendiz projects); Closing Schooling Gaps (Rocinha do Saber projects, in which teenagers and young adults had opportunities to finish their high school programs) and Environmental Education (Natureza Jovem project, which acquainted young people with the preservation of the Caatinga, the only exclusively Brazilian biome).

The Instituto Unibanco Award was established in 2005, in partnership with Alfabetização Solidária. It is a novel initiative to support academic production and pedagogic practices in the education of youngsters and adults.

The Institute was the recipient of two awards in 2005: Funlar, for the second consecutive year, for a project devoted to teach and train handicapped young adults to work in bakeries, under the NGO category; and Aliança Interage and Instituto Ação Empresarial pela Cidadania, for the Estúdio Aprendiz project, in partnership with the NGO Cipó.

Instituto Moreira Salles

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promote and develop cultural programs.

The highlights of 2005 were: the opening of the largest exhibit ever of the works of Marc Ferrez (1843-1923), the most important Brazilian photographer of his time; a retrospective exhibit of Alice Brill photographs, celebrating her 85 years; and an exhibit of advertising posters designed by Italian artist Fulvio Pennacchi.

During the year, 132 thousand people visited IMS's cultural centers. Of this total, 17 thousand were students in monitored visits. IMS opened a new Unibanco Arteplex movie theater in Rio de Janeiro, with six projection rooms and 1,004 seats, hailed by critics as the best movie theater in the city. Over 3.3 million people watched films at the Espaço Unibanco/Unibanco Arteplex network.

13. Final Comments

We remain fully committed to our objective of maintaining a continuous and balanced corporate growth, and take this opportunity to extend our gratitude to our clients for their trust and fidelity. Our gratitude goes also to our shareholders for their support and their trust in our management, and to our employees and suppliers, who contributed enormously to our substantial growth.

São Paulo, February 2006

The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1
We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco Consolidated), as at December 31, 2005 and 2004 and the related statements of income, of changes in stockholders’ equity and of changes in financial position for the years then ended and for the six-month period ended December 31, 2005, as well as the consolidated statements of income and of changes in financial position for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated as at December 31, 2005 and 2004 and the results of operations, the changes in stockholders’ equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2005, as well as the consolidated results of operations and changes in financial position for the years ended December 31, 2005 and 2004, in conformity with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 21, for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 13, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES
SUMMARY OF THE AUDIT COMMITTEE’S REPORT

Summary of the Audit Committee’s Report

1.
The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits, in according to its Internal Bylaws available on website: http://ri.unibanco.com.br/ing/gov/reg/index.asp.

2.
According to effective legislation and regulation, the Management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and procedures developed in conformity with accounting practices adopted in Brazil and the requirements of the Brazilian Central Bank and Securities Commission (CVM) and, when applicable, external regulating authorities.

3.
The PricewaterhouseCoopers Auditores Independentes, in charge of examination to the Conglomerate’s financial statements, the multiple service bank and its subsidiary companies is responsible for planning and carrying out a full audit, including auditing of the Conglomerate’s consolidated financial statements as well as for other procedures, such as limited reviews of quarterly financial statements.

4.	The Deloitte Touche Tohmatsu Auditores Independentes is responsible of examination and carrying out a full audit of the financial statements of investment funds managed by conglomerate.

5.
The Conglomerate’s Audit Committee also assumed, during the exercise of 2005, the function of Audit Committee of Unibanco AIG Seguros S.A., as required to Resolution of the Superintendency of Private Insurance (SUSEP) nº 118 dated December 20, 2004.

6.
The Audit Committee, in addition to the diligence and precautions adopted in the exercise of its mission, has met, with the independent and internal auditors, the management and also with the supervisors of the Brazilian Central Bank.

7.	In 2005, among the many activities carried out by the Committee, the following stand out:

	a)	Discussion and evaluating the auditing process carried out by the Internal Auditors;

b)
Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

c)
Understanding and evaluating the Independent Auditors’ work plan for the fiscal year ended in 2005, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

d)
Understanding of audit findings and audit recommendations contained of the Independent Auditors letter of recommendation of Internal Control, and monitoring the actions taken by Conglomerate’s Management related to those recommendations;

e)
Monitoring the internal control system, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestation of the internal and independent auditors, in meetings held with auditors and the works developed by the regarding internal committees;

f)
Monitoring works developed within to Conglomerate, destined to evaluate its internal control mechanism and to implement the measures necessary to surpass eventual identified deficiencies, in view of assuring the certification required for section 404 by the Sarbanes-Oxley Act on December 31, 2006;

	g)	Monitoring the process of preparing the Conglomerate’s financial statements, related of the six month period ended on June 30, 2005 and the six month period and year ended on December 31, 2005, based on discussions with management, Independent and Internal Auditors.

8.	The Audit Committee met with the Independent Auditors – PricewaterhouseCoopers and was informed of their opinion issued in connection with the six month period and year ended on December 31, 2005, and found the information and clarifications submitted to be satisfactory.

9.	Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited Conglomerate’s financial statements for the six month period and year ended on December 31, 2005, be approved.

São Paulo, February 15, 2006.

 Gabriel Jorge Ferreira
Chairman of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

		Unibanco	Unibanco Consolidated

ASSETS	2005	2004	2005	2004

CURRENT ASSETS	51,383,884	46,314,501	65,499,118	56,945,572

CASH AND DUE FROM BANKS	1,026,279	1,329,115	1,153,730	1,561,264

SHORT-TERM INTERBANK INVESTMENTS	17,392,183	18,857,552	14,082,232	14,215,480
Securities purchased under resale agreements	9,955,982	11,628,038	10,856,404	11,513,003
Interbank deposits	7,382,013	7,125,050	3,171,640	2,598,013
Foreign currency investments	54,188	104,464	54,188	104,464

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 4)	7,400,051	5,034,206	13,728,560	11,505,301
Own portfolio	3,146,429	1,496,909	9,248,268	7,582,701
Subject to repurchase commitments	2,368,957	1,512,704	2,372,590	1,646,828
Pledged with Brazilian Central Bank	621,123	1,305,352	623,693	1,306,109
Pledged under guarantees rendered	499,902	131,165	723,058	502,850
Unrestricted notes	-	3,947	-	3,947
Derivative financial instruments (Note 20(g))	763,640	584,129	760,951	462,866

INTERBANK ACCOUNTS	5,041,283	4,597,369	5,187,536	4,792,058
Payments and receipts pending settlement	6,862	6,855	9,418	8,815
Compulsory deposits:
- Brazilian Central Bank	4,998,720	4,558,523	5,150,206	4,750,490
- National Housing System - SFH	2,274	2,678	2,274	2,678
Correspondent banks	33,427	29,313	25,638	30,075

INTERDEPARTMENTAL ACCOUNTS	81,872	142,462	82,181	142,484
Third-party funds in transit	821	663	825	685
Internal transfers of funds	81,051	141,799	81,356	141,799

LENDING OPERATIONS	15,453,438	12,792,321	21,176,230	17,670,231
Lending operations: (Note 5(a))
- Public sector	122,935	234,725	122,935	234,725
- Private sector	16,279,785	13,344,969	22,575,591	18,674,092
Allowance for losses on lending (Note 5(d))	(949,282)	(787,373)	(1,522,296)	(1,238,586)

LEASING OPERATIONS	-	-	476,196	333,586
Leasing operations: (Note 5(a))
- Private sector	-	-	488,702	338,431
Allowance for losses on leasing Note 5(d))	-	-	(12,506)	(4,845)

OTHER CREDITS	4,732,913	3,365,436	9,150,475	6,342,372
Foreign exchange portfolio (Note 6(a))	2,790,790	2,014,363	2,790,790	2,014,363
Income receivable	116,583	128,463	84,811	92,526
Negotiation and intermediation of securities	56,923	68	238,042	118,674
Deferred tax (Note 17(a))	685,447	365,895	1,116,609	674,566
Sundry (Note 7)	1,124,010	882,560	5,010,840	3,499,043
Allowance for losses on other credits (Note 5(d))	(40,840)	(25,913)	(90,617)	(56,800)

OTHER ASSETS	255,865	196,040	461,978	382,796
Other assets	87,247	58,470	186,491	141,486
Allowance for losses on other assets	(21,787)	(16,511)	(54,921)	(40,946)
Prepaid expenses	190,405	154,081	330,408	282,256

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

		Unibanco	Unibanco Consolidated

ASSETS	2005	2004	2005	2004

LONG-TERM ASSETS	24,246,711	15,946,567	23,471,634	19,680,578

INTERBANK INVESTMENTS	937,952	921,094	599,442	161,360
Interbank deposits	937,952	921,094	599,442	161,360

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 4)	10,944,173	4,197,690	6,832,967	5,098,636
Own portfolio	5,240,756	2,126,400	3,990,076	3,034,915
Subject to repurchase commitments	5,336,404	1,475,607	2,441,013	1,475,607
Pledged with Brazilian Central Bank	-	121,003	11,572	121,003
Pledged under guarantees rendered	121,626	346,855	148,832	349,936
Derivative financial instruments (Note 20(g))	245,387	127,825	241,474	117,175

INTERBANK ACCOUNTS	49,514	45,963	49,514	45,963
Compulsory deposits:
- National Housing System - SFH	49,514	45,963	49,514	45,963

LENDING OPERATIONS	9,660,628	7,536,036	10,512,577	8,485,997
Lending operations: (Note 5(a))
- Public sector	877,208	444,499	877,208	444,499
- Private sector	9,166,734	7,421,578	10,056,450	8,395,146
Allowance for losses on lending (Note 5 (d))	(383,314)	(330,041)	(421,081)	(353,648)

LEASING OPERATIONS	-	-	350,015	297,114
Leasing operations: (Note 5 (a))
- Private sector	-	-	358,426	301,618
Allowance for losses on leasing (Note 5(d))	-	-	(8,411)	(4,504)

OTHER CREDITS	2,400,656	3,045,846	4,850,156	5,347,160
Receivables on guarantees honored	29,850	35	29,850	35
Foreign exchange portfolio	42,113	29	42,113	29
Income receivable	5,335	2,259	5,604	2,259
Negotiation and intermediation of securities	-	-	252	2,591
Deferred tax (Note 17(a))	608,164	1,280,888	1,496,255	2,160,573
Sundry (Note 7)	1,719,464	1,765,503	3,281,785	3,192,757
Allowance for losses on other credits (Note 5(d))	(4,270)	(2,868)	(5,703)	(11,084)

OTHER ASSETS	253,788	199,938	276,963	244,348
Prepaid expenses	253,788	199,938	276,963	244,348

PERMANENT ASSETS	6,657,624	5,831,227	2,859,981	2,723,562

INVESTMENTS	5,907,858	5,078,311	1,179,882	1,157,990
Investments in associated companies (Note 9(a))	5,504,220	4,646,066	226,573	110,627
-Local	4,527,521	3,655,676	226,573	110,627
-Foreign	976,699	990,390	-	-
Goodwill on acquisitions of subsidiary companies	371,246	400,486	813,077	876,700
Other investments	63,127	62,539	206,439	233,540
Allowance for losses	(30,735)	(30,780)	(66,207)	(62,877)

FIXED ASSETS	330,830	348,610	933,730	851,095
Land and buildings in use	176,426	164,871	612,143	581,889
Other fixed assets	824,127	776,391	1,476,618	1,262,275
Accumulated depreciation	(669,723)	(592,652)	(1,155,031)	(993,069)

DEFERRED CHARGES	418,936	404,306	746,369	714,477
Organization and expansion costs	933,743	799,392	1,476,345	1,284,646
Accumulated amortization	(514,807)	(395,086)	(729,976)	(570,169)

T O T A L	82,288,219	68,092,295	91,830,733	79,349,712

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2005	2004	2005	2004

CURRENT LIABILITIES	40,716,006	39,841,113	51,182,859	47,330,615

DEPOSITS	19,930,777	24,137,446	20,427,493	24,220,402
Demand deposits	3,793,975	2,846,784	3,777,661	3,219,918
Savings deposits	5,172,307	5,471,323	5,628,923	5,965,586
Interbank deposits	383,851	1,356,291	23,093	31,133
Time deposits	10,579,539	14,462,886	10,996,711	15,003,603
Other deposits	1,105	162	1,105	162

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,773,024	7,756,015	11,453,810	7,565,261
Own portfolio	7,585,077	2,999,523	7,555,118	2,956,440
Third parties portfolio	3,579,930	4,144,452	3,310,614	4,000,303
Unrestricted portfolio	608,017	612,040	588,078	608,518

RESOURCES FROM SECURITIES ISSUED (Note 10)	1,234,830	1,276,509	1,103,236	1,220,882
Mortgage notes	511,219	329,910	546,234	373,004
Securities abroad	723,611	946,599	557,002	847,878

INTERBANK ACCOUNTS	85,340	30,918	55,283	21,317
Receipts and payments pending settlement	30,849	6,694	40,571	16,329
Correspondent banks	54,491	24,224	14,712	4,988

INTERDEPARTMENTAL ACCOUNTS	423,088	387,346	422,667	387,857
Third-party funds in transit	413,721	387,341	413,729	387,446
Internal transfers of funds	9,367	5	8,938	411

BORROWINGS (Note 11)	2,364,643	2,088,848	2,520,470	2,189,053
Borrowings in Brazil - governmental agencies	316	349	316	349
Borrowings in Brazil - other institutions	-	-	136,848	141,293
Foreign borrowings	2,364,327	2,088,499	2,383,306	2,047,411

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 11)	1,554,469	1,256,490	1,936,692	1,597,705
BNDES (National Economic Development Bank)	645,685	720,791	645,685	720,791
FINAME (National Industrial Financing Authority)	860,846	465,965	1,243,069	807,180
Other	47,938	69,734	47,938	69,734

FOREIGN ONLENDINGS (Note 11)	36,283	45,871	36,283	45,871
Foreign onlendings	36,283	45,871	36,283	45,871

DERIVATIVE FINANCIAL INSTRUMENTS (Note 20 (d))	635,795	255,929	592,868	197,982
Derivative financial instruments	635,795	255,929	592,868	197,982

OTHER LIABILITIES	2,677,757	2,605,741	12,634,057	9,884,285
Collection of taxes and social contributions	23,568	47,603	76,945	49,740
Foreign exchange portfolio (Note 6(a))	1,146,226	943,902	1,146,226	943,902
Social and statutory	405,059	333,671	467,496	408,151
Taxes and social security (Note 12(a))	190,604	167,837	574,220	543,874
Negotiation and intermediation of securities	35,789	9,156	393,284	209,584
Accounts payable for purchase of assets	2,588	23,330	2,588	24,306
Technical provisions for insurance and capitalization plans (Note 13(a))	-	-	5,265,152	3,860,720
Subordinated debt (Note 13(b))	98,331	11,367	97,232	11,006
Sundry (Note 13(c))	775,592	1,068,875	4,610,914	3,833,002

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2005	2004	2005	2004

LONG-TERM LIABILITIES	32,236,100	20,125,457	30,382,169	22,983,288

DEPOSITS	20,657,373	9,862,035	15,071,780	9,310,018
Interbank deposits	4,771,089	366,516	-	88,301
Time deposits	15,886,284	9,495,519	15,071,780	9,221,717

RESOURCES FROM SECURITIES ISSUED (Note 10)	493,660	350,809	464,646	358,313
Mortgage notes	3,824	3,717	1,545	3,717
Securities abroad	489,836	347,092	463,101	354,596

BORROWINGS (Note 11)	947,424	747,704	852,471	633,876
Borrowings in Brazil - governmental agencies	597	732	597	732
Borrowings in Brazil - other agencies	-	-	28,311	5,956
Foreign borrowings	946,827	746,972	823,563	627,188

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 11)	3,642,461	3,180,896	4,075,085	3,563,981
BNDES (National Economic Development Bank)	1,921,548	2,040,599	1,921,548	2,040,599
FINAME (National Industrial Financing Authority)	1,580,063	1,004,978	2,012,687	1,388,063
Other	140,850	135,319	140,850	135,319

FOREIGN ONLENDINGS (Note 11)	106,989	208,385	106,989	208,385
Foreign onlendings	106,989	208,385	106,989	208,385

DERIVATIVE FINANCIAL INSTRUMENTS (Note 20(d))	115,610	82,860	115,610	71,448
Derivative financial instruments	115,610	82,860	115,610	71,448

OTHER LIABILITIES	6,272,583	5,692,768	9,695,588	8,837,267
Foreign exchange portfolio (Note 6(a))	42,812	-	42,812	-
Taxes and social security (Note 12(a))	899,829	601,775	1,818,204	1,303,521
Negotiation and intermediation of securities	-	-	1,743	37,753
Accounts payable for purchase of assets	-	2,506	-	2,506
Technical provisions for retirement plans (Note 13(a))	-	-	1,992,507	1,945,313
Subordinated debt (Note 13(b))	2,896,585	1,902,452	2,866,585	1,887,513
Sundry (Note 13(c))	2,433,357	3,186,035	2,973,737	3,660,661

DEFERRED INCOME	12,480	19,342	75,770	156,946
Deferred income	12,480	19,342	75,770	156,946

MINORITY INTEREST	-	-	866,302	772,480

STOCKHOLDERS' EQUITY (Note 15)	9,323,633	8,106,383	9,323,633	8,106,383
Capital:	5,000,000	5,000,000	5,000,000	5,000,000
- Local residents	3,477,860	3,472,222	3,477,860	3,472,222
- Foreign residents	1,522,140	1,527,778	1,522,140	1,527,778
Capital reserves	160,139	158,894	160,139	158,894
Revaluation reserve on subsidiaries	5,507	7,492	5,507	7,492
Revenue reserves	4,181,532	3,075,280	4,181,532	3,075,280
Unrealized gains and losses - marketable securities
and derivative financial instruments	27,283	(83,860)	27,283	(83,860)
Treasury stock	(50,828)	(51,423)	(50,828)	(51,423)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	10,189,935	8,878,863

T O T A L	82,288,219	68,092,295	91,830,733	79,349,712

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,
(Amounts expressed in thousands of Reais, except per share data)

			UNIBANCO	UNIBANCO CONSOLIDATED

Six-month period ended
December 31, 2005		2005	2004	2005	2004

REVENUE FROM FINANCIAL INTERMEDIATION	7,232,009	12,642,764	8,806,292	15,825,051	12,528,291
Lending operations	3,491,351	6,048,019	4,369,055	9,628,520	7,602,123
Leasing operations	-	-	-	144,549	108,554
Marketable securities	3,207,707	5,311,941	3,425,589	3,792,618	3,064,090
Financial results from insurance, pension plans and
annuity products	-	-	-	1,058,736	883,422
Derivative financial instruments	240,809	712,347	604,148	627,974	460,799
Compulsory deposits	292,142	570,457	407,500	572,654	409,303

EXPENSES ON FINANCIAL INTERMEDIATION	(5,215,852)	(8,689,210)	(5,992,231)	(9,331,768)	(7,359,175)
Deposits and securities sold	(4,317,703)	(7,263,482)	(4,962,904)	(6,108,181)	(4,943,527)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	-	(658,136)	(545,453)
Borrowings and onlendings	(408,104)	(417,454)	(390,268)	(458,243)	(494,073)
Foreign exchange transactions	(10,857)	(208,978)	(82,628)	(203,380)	(71,271)
Provision for credit losses	(479,188)	(799,296)	(556,431)	(1,903,828)	(1,304,851)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,016,157	3,953,554	2,814,061	6,493,283	5,169,116

OTHER OPERATING INCOME (EXPENSES)	(796,025)	(1,469,051)	(1,383,154)	(3,572,118)	(3,208,743)
Services rendered	885,531	1,694,549	1,559,819	3,269,509	3,240,660
Insurance, annuity products and retirement plans premiums	-	-	-	3,981,868	3,545,368
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	-	(1,579,397)	(1,278,317)
Insurance claims	-	-	-	(902,041)	(895,957)
Private retirement plans benefit expenses	-	-	-	(648,347)	(534,447)
Selling, other insurance and private retirement
plans expenses	-	-	-	(331,972)	(341,690)
Credit card selling expenses	-	-	-	(283,977)	(329,541)
Salaries, benefits, training and social security	(791,767)	(1,507,893)	(1,491,116)	(1,911,383)	(2,013,899)
Other administrative expenses	(856,167)	(1,634,723)	(1,613,590)	(3,180,734)	(3,044,077)
Financial transaction and other taxes	(244,507)	(475,571)	(316,049)	(996,502)	(767,836)
Equity in the results of associated companies	569,684	1,065,153	1,076,339	39,210	13,861
Other operating income (Note 16(a))	26,309	170,042	139,098	184,883	265,784
Other operating expenses (Note 16(b))	(385,108)	(780,608)	(737,655)	(1,213,235)	(1,068,652)

OPERATING INCOME	1,220,132	2,484,503	1,430,907	2,921,165	1,960,373

NON-OPERATING INCOME (EXPENSE)	(7,232)	(21,432)	(19,337)	8,113	38,334

INCOME BEFORE TAXES AND PROFIT SHARING	1,212,900	2,463,071	1,411,570	2,929,278	1,998,707

INCOME TAX AND SOCIAL CONTRIBUTION (Note 17)	(118,176)	(363,255)	35,805	(600,597)	(338,866)
Provision for income tax	58,184	(50,277)	(314,144)	(289,237)	(553,948)
Provision for social contribution	26,650	(18,244)	(16,882)	(94,873)	(106,058)
Deferred tax asset change	(203,010)	(294,734)	366,831	(216,487)	321,140

PROFIT SHARING	(110,465)	(261,333)	(163,025)	(325,390)	(235,684)
Management	(2,921)	(5,458)	(5,090)	(5,484)	(5,105)
Employees	(107,544)	(255,875)	(157,935)	(319,906)	(230,579)

EXTRAORDINARY ITEMS (Note 9(a) 12)	-	-	(1,142)	503	(1,142)

INCOME BEFORE MINORITY INTEREST	984,259	1,838,483	1,283,208	2,003,794	1,423,015

MINORITY INTEREST	-	-	-	(165,311)	(139,807)

NET INCOME FOR THE PERIOD	984,259	1,838,483	1,283,208	1,838,483	1,283,208

Number of outstanding shares (Note 15a)	1,397,592,458	1,397,592,458	1,396,114,220
Net income per share: R$	0.70	1.32	0.92
Net equity per share:R$	6.67	6.67	5.81

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais

					Revenue reserves			Unrealized gain and losses -marketable securities and derivative financial instruments

			Revaluation reserve on subsidiaries			Statutory

		Capital reserve			Special dividends reserve	Other statutory reserves	Retained earnings		Treasury stock	Retained earnings
	Capital			Legal							Total

At January 1, 2004	3,690,602	158,473	7,991	326,949	63,898	3,009,187	250,000	(219,080)	(132,123)	-	7,155,897
Prior year adjustments	-	-	-	-	-	-	-	-	-	(22,055)	(22,055)
Capital increase	1,309,398	-	-	-	-	(1,059,398)	(250,000)	-	-	-	-
Sale of own stocks	-	-	-	-	-	-	-	-	80,700	-	80,700
Reversion of reserves	-	-	-	-	-	(22,055)	-	-	-	22,055	-
Revaluation reserve of fixed assets	-	-	(499)	-	-	-	-	-	-	-	(499)
Restatement of exchange membership certificates	-	421	-	-	-	-	-	-	-	-	421
Fair value adjustments - marketable											-
securities and derivative financial instruments	-	-	-	-	-	-	-	135,220	-	-	135,220
Net income for the year	-	-	-	-	-	-	-	-	-	1,283,208	1,283,208
Constitution of reserves	-	-	-	64,160	-	692,539	-	-	-	(756,699)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(526,509)	(526,509)
At December 31, 2004	5,000,000	158,894	7,492	391,109	63,898	2,620,273	-	(83,860)	(51,423)	-	8,106,383
Prior year adjustments	-	-	-	-	-	-	-	-	-	(6,240)	(6,240)
Purchase of treasury stocks, net (Note 15(e))	-	526	-	-	-	-	-	-	595	-	1,121
Reversion of reserves	-	-	-	-	-	(6,240)	-	-	-	6,240	-
Revaluation reserve of subdidiary companies	-	-	(1,985)	-	-	-	-	-	-	-	(1,985)
Restatement of exchange membership certificates	-	719	-	-	-	-	-	-	-	-	719
Fair value adjustments - marketable
securities and derivative financial instruments	-	-	-	-	-	-	-	111,143	-	-	111,143
Net income for the period	-	-	-	-	-	-	-	-	-	1,838,483	1,838,483
Constitution of reserves	-	-	-	91,924	-	1,020,568	-	-	-	(1,112,492)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(725,991)	(725,991)
At December 31, 2005	5,000,000	160,139	5,507	483,033	63,898	3,634,601	-	27,283	(50,828)	-	9,323,633
At July 1, 2005	5,000,000	159,659	5,613	433,820	63,898	3,093,800	-	(46,828)	(50,262)	-	8,659,700
Prior year adjustments	-	-	-	-	-	-	-	-	-	(754)	(754)
Acquisition of treasury stocks, net (Note 15(e))	-	182	-	-	-	-	-	-	(566)	-	(384)
Reversion of reserves	-	-	-	-	-	(754)	-	-	-	754	-
Revaluation reserve of subdidiary companies	-	-	(106)	-	-	-	-	-	-	-	(106)
Restatement of exchange membership certificates	-	298	-	-	-	-	-	-	-	-	298
Fair value adjustments - marketable
securities and derivative financial instruments	-	-	-	-	-	-	-	74,111	-	-	74,111
Net income for the six-month period ended December	-	-	-	-	-	-	-	-	-	984,259	984,259
Constitution of reserves	-	-	-	49,213	-	541,555	-	-	-	(590,768)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(393,491)	(393,491)
At December 31, 2005	5,000,000	160,139	5,507	483,033	63,898	3,634,601	-	27,283	(50,828)	-	9,323,633

DIVIDENDS AND INTEREST ON OWN CAPITAL PER SHARES OF CAPITAL

		2005	2004

On common shares:	R$	0.4966	0.3602
On preferred shares:	R$	0.5463	0.3962

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,

Amounts expressed in thousands of Reais

			UNIBANCO	UNIBANCO CONSOLIDATED

Six-month period ended
December 31, 2005		2005	2004	2005	2004

FINANCIAL RESOURCES PROVIDED BY:	12,587,217	16,320,041	14,115,832	13,813,437	15,001,073

NET INCOME FOR THE SIX-MONTH PERIOD/YEAR	984,259	1,838,483	1,283,208	1,838,483	1,283,208

ADJUSTMENTS TO NET INCOME	(423,840)	(663,044)	172,330	517,876	1,321,534
Depreciation and amortization	111,628	221,103	210,058	430,774	377,391
Amortization of goodwill on acquired subsidiaries	26,724	51,609	965,011	108,277	968,908
Exchange losses (gains) on foreign investments	6,477	124,152	81,626	-	-
Provision (reversal) for losses on investments	-	(31)	3	4,060	391
Equity in the results of subsidiary and associated companies	(569,684)	(1,065,153)	(1,076,339)	(39,210)	(13,861)
Provision (reversal) for other assets losses	1,015	5,276	(8,029)	13,975	(11,295)

ACQUISITION OF OWN STOCK	751	-	5,637	-	78,516

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	10,445,521	12,990,573	9,911,994	11,267,472	11,772,070
Deposits	3,753,000	6,588,669	8,299,475	1,968,853	8,173,801
Securities sold under repurchase agreements	5,195,326	4,017,009	480,379	3,888,549	381,273
Resources from securities issued	86,136	101,172	-	-	-
Interbank and interdepartmental accounts	-	90,164	-	68,776	15,070
Borrowings and onlendings	1,203,727	1,124,075	-	1,289,119	-
Derivative financial instruments	207,332	412,616	31,402	439,048	16,384
Other liabilities	-	656,868	1,100,738	3,613,127	3,185,542

DECREASE IN ASSETS	1,283,103	1,448,511	1,446,369	-	-
Interbank investments	-	1,448,511	-	-	-
Marketable securities and derivative financial instruments	-	-	1,233,036	-	-
Interbank and interdepartmental accounts	374,349	-	-	-	-
Other credits	908,754	-	213,333	-	-

SALE OF ASSETS AND INVESTMENTS	40,329	286,989	567,918	189,606	545,095
Foreclosed assets	24,484	32,685	48,631	77,010	163,561
Investments	12,182	248,259	502,416	74,466	202,767
Fixed assets	3,663	6,045	16,871	38,130	178,767

DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED / PROPOSED FROM SUBSIDIARY AND
ASSOCIATED COMPANIES	257,094	418,529	728,376	-	650

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,

Amounts expressed in thousands of Reais

			UNIBANCO	UNIBANCO CONSOLIDATED

Six-month period ended
December 31, 2005		2005	2004	2005	2004

FINANCIAL RESOURCES USED FOR:	12,445,144	16,622,877	13,634,940	14,220,971	14,523,110

DIVIDENDS AND INTEREST ON OWN
CAPITAL PROPOSED/DISTRIBUTED	393,491	725,991	526,509	725,991	526,509

ACQUISITION (SALE) OF OWN STOCK	384	(1,121)	(80,700)	(1,121)	(80,700)

CHANGE IN DEFERRED INCOME	-	6,862	-	81,176	-

CHANGE IN MINORITY INTEREST	-	-	-	(93,822)	31,148

INVESTMENTS IN:	357,241	575,600	762,301	607,799	1,089,324
Foreclosed assets	23,151	57,749	18,590	104,458	102,244
Goodwill on aquisition of subsidiary companies	-	22,369	-	49,619	-
Investments	293,605	429,062	655,148	124,456	760,964
Fixed assets	40,485	66,420	88,563	329,266	226,116

DEFERRED CHARGES	97,718	157,578	117,853	254,164	247,689

INCREASE IN ASSETS	10,760,730	15,157,967	9,599,839	12,635,471	9,633,163
Interbank investments	455,126	-	6,936,624	304,834	3,415,928
Marketable securities and derivative financial instruments	7,211,914	9,010,864	-	3,854,398	963,275
Interbank and interdepartmental accounts	-	386,875	839,026	338,726	787,430
Lending operations	2,885,974	4,785,709	1,666,165	5,532,579	3,379,001
Leasing operations	-	-	-	195,511	167,052
Other credits	-	880,631	-	2,311,099	716,558
Other assets	207,716	93,888	158,024	98,324	203,919

DECREASE IN LIABILITIES	835,580	-	2,709,138	11,313	3,075,977
Resources from securities issued	-	-	1,587,789	11,313	1,886,058
Interbank and interdepartmental accounts	451,008	-	3,634	-	-
Borrowings and onlendings	-	-	1,117,715	-	1,189,919
Other liabilities	384,572	-	-	-	-

DECREASE IN CASH AND DUE FROM BANKS	142,073	(302,836)	480,892	(407,534)	477,963

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period/year	884,206	1,329,115	848,223	1,561,264	1,083,301
At the end of the six-month period/year	1,026,279	1,026,279	1,329,115	1,153,730	1,561,264

DECREASE IN CASH AND DUE FROM BANKS	142,073	(302,836)	480,892	(407,534)	477,963

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From this exercise, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions. (See Note 9 (a) (15)).

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards;

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision, the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

Marketable Securities	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Trading assets	5,082,061	2,272,376	10,885,173	7,937,538
Available for sale	9,593,194	2,242,234	4,585,957	3,255,638
Held to maturity	2,659,942	4,005,332	4,087,972	4,830,720
Subtotal	17,335,197	8,519,942	19,559,102	16,023,896
Derivative financial instruments (see Note 20 (g))	1,009,027	711,954	1,002,425	580,041
Total	18,344,224	9,231,896	20,561,527	16,603,937
Current	7,400,051	5,034,206	13,728,560	11,505,301
Long-term	10,944,173	4,197,690	6,832,967	5,098,636

(b) Trading assets

	Unibanco

	2005		2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	4,850,441	4,857,300	2,149,733	2,147,386
Financial treasury bills	264,400	265,849	91,439	90,957
Treasury bills	4,586,041	4,591,451	1,989,705	1,986,994
Treasury notes	-	-	68,589	69,435
Brazilian sovereign bonds	-	-	55,259	54,821
Bank debt securities	78,489	80,472	-	-
Corporate debt securities	52,601	56,688	7,785	7,779
Debentures	52,601	56,688	7,785	7,779
Mutual funds	75,814	75,814	62,390	62,390
Other	2,557	11,787	-	-
Total	5,059,902	5,082,061	2,275,167	2,272,376

	Unibanco Consolidated

	2005		2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	8,868,001	8,891,078	2,297,479	2,295,205
Financial treasury bills	1,159,836	1,162,161	234,489	234,082
Treasury bills	7,453,210	7,475,316	1,994,353	1,991,639
Treasury notes	254,836	253,601	68,637	69,484
Other	119	-	-	-
Brazilian sovereign bonds	44,850	44,850	55,259	54,821
Bank debt securities	708,343	710,326	-	-
Eurobonds	105,350	107,333	-	-
Time deposits	602,993	602,993	-	-
Corporate debt securities	365,732	367,981	48,947	78,089
Debentures	339,581	341,830	48,947	78,089
Eurobonds	26,151	26,151	-	-
Mutual funds (1)	538,681	538,681	5,025,497	5,025,497
Other	305,475	332,257	491,730	483,926

Total	10,831,082	10,885,173	7,918,912	7,937,538
___________________
(1)	In 2004 they were substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios was represented principally by federal government securities and financial investment funds – fixed income (see Note 2) .

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	2005			2004

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	41,773	(15,096)	26,677	42,273	(14,540)	27,733
Treasury Bonds	4,642	(599)	4,043	5,204	(415)	4,789
Other	37,131	(14,497)	22,634	37,069	(14,125)	22,944
Brazilian sovereign bonds	1,502,451	114,679	1,617,130	-	-	-
Bank debt securities	5,838,553	1,343	5,839,896	574,328	1,523	575,851
Debentures	5,313,152	-	5,313,152	-	-	-
Eurobonds	323,887	-	323,887	446,130	-	446,130
Mortgage notes	124,611	1,703	126,314	126,385	1,521	127,906
Time deposits	1,009	1	1,010	1,010	2	1,012
Other	75,894	(361)	75,533	803	-	803
Corporate debt securities	2,110,824	(33,553)	2,077,271	1,682,727	(97,271)	1,585,456
Debentures	2,002,122	(30,965)	1,971,157	1,650,009	(91,478)	1,558,531
Eurobonds	61,885	2,152	64,037	16,289	-	16,289
Other	46,817	(4,740)	42,077	16,429	(5,793)	10,636
Mutual funds	12,038	-	12,038	11,744	-	11,744
Marketable equity securities	35,782	(15,600)	20,182	38,682	2,768	41,450
Total	9,541,421	51,773	9,593,194	2,349,754	(107,520)	2,242,234

	Unibanco Consolidated

	2005			2004

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	366,028	(14,671)	351,357	578,435	(14,347)	564,088
Financial treasury bills	309,370	401	309,771	495,883	257	496,140
Treasury bills	14,110	32	14,142	1,241	(7)	1,234
Treasury notes	128	(2)	126	-	-	-
Treasury Bonds	4,642	(599)	4,043	5,204	(415)	4,789
Other	37,778	(14,503)	23,275	76,107	(14,182)	61,925
Brazilian sovereign bonds	1,502,451	114,679	1,617,130	26,022	-	26,022
Bank debt securities	277,044	1,027	278,071	220,507	1,530	222,037
Eurobonds	37,363	(315)	37,048	67,368	7	67,375
Mortgage notes	124,611	1,703	126,314	126,385	1,521	127,906
Time deposits	19,195	1	19,196	26,754	2	26,756
Other	95,875	(362)	95,513	-	-	-
Corporate debt securities	2,268,965	(33,568)	2,235,397	1,945,073	(113,272)	1,831,801
Debentures	2,156,893	(30,980)	2,125,913	1,836,593	(102,888)	1,733,705
Eurobonds	66,378	2,153	68,531	53,467	-	53,467
Other	45,694	(4,741)	40,953	55,013	(10,384)	44,629
Mutual funds (1)	11,950	-	11,950	508,193	-	508,193
Marketable equity securities	116,354	(24,302)	92,052	107,877	(4,380)	103,497

Total	4,542,792	43,165	4,585,957	3,386,107	(130,469)	3,255,638
___________________
(1)	In 2004 they were substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios was represented principally by federal government securities (see Note 2).

(ii) By maturity:

	Unibanco

	2005		2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	176,650	172,126	155,908	280,254
Between 3 months and 1 year	551,136	544,227	575,230	530,067
Between 1 and 3 years	574,570	548,745	704,053	829,901
Between 3 and 5 years	807,703	796,132	383,412	186,710
Between 5 and 15 years	6,285,904	6,304,670	256,734	218,471
More than 15 years	1,097,638	1,195,074	36,078	22,178
No stated maturity (1)	47,820	32,220	238,339	174,653
Total	9,541,421	9,593,194	2,349,754	2,242,234

	Unibanco Consolidated

	2005		2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	200,117	195,627	415,687	367,250
Between 3 months and 1 year	761,039	754,456	648,652	643,961
Between 1 and 3 years	725,131	699,246	901,573	907,993
Between 3 and 5 years	850,995	839,417	312,791	307,679
Between 5 and 15 years	779,340	797,896	289,728	295,813
More than 15 years	1,097,866	1,195,313	36,078	22,178
No stated maturity (1)	128,304	104,002	781,598	710,764

Total	4,542,792	4,585,957	3,386,107	3,255,638
___________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004

Issuer/Type of investment				Amortized cost

Federal government	497,916	1,516,297	1,863,010	2,341,685
Financial treasury bills	-	-	181,394	180,633
Central Bank notes	189,217	335,896	202,446	388,566
Treasury notes	308,364	1,180,023	1,477,739	1,763,497
Treasury bills	-	-	1,095	-
Other	335	378	336	8,989
Brazilian sovereign bonds	1,983,482	2,178,180	2,017,935	2,178,180
Bank debt securities	104,817	96,536	104,817	96,536
Eurobonds	104,817	96,536	104,817	96,536
Corporate debt securities	73,727	214,319	102,210	214,319
Eurobonds	73,727	214,319	73,727	214,319
Debentures	-	-	23,027	-
Other	-	-	5,456	-
Total	2,659,942	4,005,332	4,087,972	4,830,720

The fair value of these securities was R$2,822,329 (2004 - R$4,206,770) in Unibanco and R$4,245,553 (2004 - R$5,072,417) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$162,387 (2004 - R$201,438) in Unibanco and R$157,581 (2004 - R$241,697) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004

Maturity				Amortized cost

Less than 3 months	247,194	880,558	249,090	1,019,073
Between 3 months and 1 year	558,583	312,169	779,261	363,849
Between 1 and 3 years	598,981	1,082,992	615,335	1,266,150
Between 3 and 5 years	362,519	431,856	407,652	431,856
Between 5 and 15 years	892,494	1,109,799	922,039	1,109,799
More than 15 years	171	187,958	1,114,595	639,993
Total	2,659,942	4,005,332	4,087,972	4,830,720

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
By type
Discounted loans and notes	14,812,059	11,737,176	13,626,353	11,927,668
Financing	9,166,808	7,587,485	11,981,611	10,357,157
Agricultural	1,123,182	1,054,928	1,123,182	1,054,928
Real estate loans	1,344,613	1,066,182	1,344,613	1,066,182
Credit card	-	-	5,556,425	4,021,147
Total lending operations	26,446,662	21,445,771	33,632,184	28,427,082

Leasing operations	-	-	847,128	640,049
Advances on exchange contracts (1)	1,642,457	1,261,327	1,642,457	1,261,327
Total leasing operations and advances on
exchange contracts	1,642,457	1,261,327	2,489,585	1,901,376

Guarantees honored	29,850	35	29,850	35
Other receivables (2)	681,181	604,364	3,723,224	1,467,293
Total other credits	711,031	604,399	3,753,074	1,467,328

Total risk	28,800,150	23,311,497	39,874,843	31,795,786

By maturity
Past-due for more than 15 days (Note 5 (d))	590,584	432,455	1,595,226	1,240,112
Falling due:
Less than 3 months (3)	9,980,811	7,999,582	16,065,338	12,308,087
Between 3 months and 1 year	8,003,061	6,867,000	10,711,568	8,951,974
Between 1 and 3 years	6,739,997	5,481,786	7,904,687	6,525,590
More than 3 years	3,485,697	2,530,674	3,598,024	2,770,023

Total risk	28,800,150	23,311,497	39,874,843	31,795,786
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6(a))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable (with attributes of lending), insurance premium and receivables from credit card operations (Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	2005		2004

	Value	% of total distribution	Value	% of total distribution

Manufacturing
Electricity, gas and water	2,416,100	8.4	1,619,065	6.9
Automotive industry	2,044,448	7.1	976,464	4.2
Paper, pulp and wood products	1,441,478	5.0	1,190,089	5.1
Food, beverages and tobacco	1,304,799	4.5	1,078,514	4.6
Chemical and pharmaceutical	887,290	3.1	797,785	3.4
Production of machines and equipment	870,748	3.0	827,858	3.6
Basic metal industries	842,214	2.9	713,838	3.1
Textiles, clothing and leather goods	464,033	1.6	358,322	1.5
Extractive	374,835	1.3	353,620	1.5
Petroleum	368,430	1.3	411,379	1.8
Rubber and plastic	198,363	0.7	192,342	0.8
Electric and electronic	170,291	0.6	140,245	0.6
Production of metal goods	145,875	0.5	165,271	0.7
Electronic and communications equipment	91,857	0.3	322,959	1.4
Other manufacturing industries	28,002	0.1	19,326	0.1
Subtotal	11,648,763	40.4	9,167,077	39.3
Retailers
Retail	2,064,764	7.2	1,749,539	7.5
Wholesale	1,526,521	5.3	1,076,694	4.6
Subtotal	3,591,285	12.5	2,826,233	12.1
Financial service
Financial companies	1,306,961	4.5	537,495	2.3
Insurance companies and private pension funds	4,136	0.1	4,039	-
Subtotal	1,311,097	4.6	541,534	2.3
Residential construction loans	323,508	1.1	304,593	1.3
Other services
Post office and telecommunications	1,190,556	4.1	1,236,041	5.3
Transportation	887,940	3.1	775,539	3.3
Real estate services	414,276	1.5	349,248	1.5
Construction	382,856	1.3	393,043	1.7
Agricultural	380,845	1.3	258,053	1.1
Association activities	191,460	0.7	141,093	0.6
Health and social services	142,806	0.5	130,509	0.5
Lodging and catering services	125,886	0.4	86,057	0.4
Education	113,063	0.4	127,258	0.6
Cultural, sports and leisure activities	49,511	0.2	91,170	0.4
Other services	948,899	3.3	1,050,990	4.5
Subtotal	4,828,098	16.8	4,639,001	19.9
Agriculture, livestock, forestry and fishing	891,583	3.1	899,871	3.9
Individual
Consumer loans	4,926,654	17.1	3,938,258	16.9
Residential mortgage loans	1,047,563	3.6	839,873	3.6
Other	231,599	0.8	155,057	0.7
Subtotal	6,205,816	21.5	4,933,188	21.2
Total	28,800,150	100.0	23,311,497	100.0

	Unibanco Consolidated

	2005		2004

	Value	% of total distribution	Value	% of total distribution

Manufacturing
Electricity, gas and water	2,465,705	6.2	1,653,834	5.2
Automotive industry	2,100,225	5.3	999,763	3.1
Paper, pulp and wood products	1,497,408	3.8	1,252,758	3.9
Food, beverages and tobacco	1,401,214	3.5	1,135,659	3.6
Basic metal industries	964,753	2.4	779,858	2.5
Chemical and pharmaceutical	913,817	2.3	825,825	2.6
Production of machines and equipment	893,857	2.2	854,964	2.7
Textiles, clothing and leather goods	478,387	1.2	371,538	1.2
Extractive	402,442	1.0	381,866	1.2
Petroleum	392,667	1.0	419,554	1.3
Rubber and plastic	209,973	0.5	204,107	0.6
Electric and electronic	177,679	0.5	148,443	0.5
Production of metal goods	154,853	0.4	173,832	0.5
Electronic and communications equipment	95,718	0.2	332,500	1.0
Other manufacturing industries	28,896	0.1	20,792	0.1
Subtotal	12,177,594	30.6	9,555,293	30.0
Retailers
Retail	2,236,558	5.6	1,917,960	6.0
Wholesale	1,652,143	4.2	1,187,244	3.7
Subtotal	3,888,701	9.8	3,105,204	9.7
Financial service
Financial companies	1,188,891	3.0	322,287	1.1
Insurance companies and private pension funds	4,684	-	4,804	-
Subtotal	1,193,575	3.0	327,091	1.1
Residential construction loans	323,659	0.8	304,593	1.0
Other services
Transportation	1,818,799	4.6	1,561,361	4.9
Post office and telecommunications	1,217,523	3.1	1,262,392	4.0
Real estate services	484,715	1.2	392,927	1.2
Construction	425,795	1.1	431,033	1.4
Agricultural	404,347	1.0	280,272	0.9
Association activities	210,820	0.5	152,059	0.5
Health and social services	161,640	0.4	145,931	0.5
Lodging and catering services	135,607	0.3	95,598	0.3
Education	131,028	0.3	146,393	0.5
Cultural, sports and leisure activities	52,481	0.1	95,539	0.3
Other services	1,187,456	3.0	1,470,154	4.6
Subtotal	6,230,211	15.6	6,033,659	19.1
Agriculture, livestock, forestry and fishing	891,583	2.2	899,871	2.8
Individual
Consumer loans	8,182,035	20.5	6,483,092	20.4
Credit card	5,556,425	13.9	4,021,147	12.6
Residential mortgage loans	1,047,563	2.6	839,873	2.6
Lease financing	151,898	0.4	70,906	0.2
Other	231,599	0.6	155,057	0.5
Subtotal	15,169,520	38.0	11,570,075	36.3
Total	39,874,843	100.0	31,795,786	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	2005		2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	3,316,993	11.5	3,057,514	13.1
50 next largest clients	5,932,958	20.6	4,437,147	19.0
100 next largest clients	3,976,782	13.8	3,559,404	15.3
Other clients	15,573,417	54.1	12,257,432	52.6
Total	28,800,150	100.0	23,311,497	100.0

	Unibanco Consolidated

	2005		2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	3,316,993	8.3	2,953,573	9.3
50 next largest clients	5,853,136	14.7	4,492,645	14.1
100 next largest clients	4,132,066	10.4	3,650,123	11.5
Other clients	26,572,648	66.6	20,699,445	65.1
Total	39,874,843	100.0	31,795,786	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,716,138	-	-	13,716,138	47.6	12,825	-
A	0.5	9,112,811	-	-	9,112,811	31.6	50,790	0.6
B	1.0	2,487,979	199,434	30,327	2,717,740	9.4	33,473	1.2
C	3.0	1,027,843	212,736	45,846	1,286,425	4.5	111,445	8.7
D	10.0	773,761	120,061	66,735	960,557	3.3	287,205	29.9
E	30.0	47,880	65,829	38,213	151,922	0.5	75,809	49.9
F	50.0	59,229	49,843	51,102	160,174	0.6	111,962	69.9
G	70.0	100,476	43,212	43,868	187,556	0.7	187,370	99.9
H	100.0	33,602	158,732	314,493	506,827	1.8	506,827	100.0
Total		27,359,719	849,847	590,584	28,800,150	100.0	1,377,706
% of total risk							4.8%

Unibanco

2004

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,028,416	-	-	11,028,416	47.3	11,466	-
A	0.5	6,842,857	-	-	6,842,857	29.4	35,964	0.5
B	1.0	2,164,958	159,420	25,476	2,349,854	10.1	26,945	1.1
C	3.0	1,005,616	147,421	39,828	1,192,865	5.1	80,902	6.8
D	10.0	870,273	115,861	26,032	1,012,166	4.3	273,044	27.0
E	30.0	58,218	58,095	64,341	180,654	0.8	73,198	40.5
F	50.0	15,781	47,009	35,352	98,142	0.4	60,675	61.8
G	70.0	143,111	36,567	25,435	205,113	0.9	182,571	89.0
H	100.0	37,787	147,652	215,991	401,430	1.7	401,430	100.0
Total		22,167,017	712,025	432,455	23,311,497	100.0	1,146,195
% of total risk							4.9%

Unibanco Consolidated

2005

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.1	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.2	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%

Unibanco Consolidated

2004

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%
__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$765,895 (2004 - R$646,070) in Unibanco and R$925,276 (2004 - R$768,865) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Balance at the beginning of the year	1,146,195	987,750	1,669,467	1,548,643
Provision for credit losses	799,296	806,431	1,903,828	1,554,851
Balance of acquired company	-	-	-	144,949
Balance of sold company	-	-	-	(119,362)
Loan charge-offs	(567,785)	(647,986)	(1,512,681)	(1,459,614)
Balance at the end of the year	1,377,706	1,146,195	2,060,614	1,669,467

Loan recoveries (1)	61,517	169,334	155,597	336,831
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Assets - Other credits
Unsettled exchange purchases	2,367,473	1,592,525	2,367,473	1,592,525
Rights on foreign exchange sold	582,792	531,389	582,792	531,389
(-) Received advances	(138,867)	(121,919)	(138,867)	(121,919)
Income receivable from advances on exchange
contracts	21,280	12,304	21,280	12,304
Other	225	93	225	93
Total	2,832,903	2,014,392	2,832,903	2,014,392

Liabilities - Other liabilities
Unsettled exchange sales	585,750	527,139	585,750	527,139
Obligations for foreign exchange purchased	2,348,556	1,676,392	2,348,556	1,676,392
(-) Advances on exchange contracts	(1,642,457)	(1,261,327)	(1,642,457)	(1,261,327)
Other	(102,811)	1,698	(102,811)	1,698
Total	1,189,038	943,902	1,189,038	943,902

Off-balance sheet
Import credits outstanding	89,664	126,147	107,208	141,448
Confirmed export credits	19,232	25,647	19,232	26,350

(b) Statement of income

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Income from foreign exchange transactions	3,235,888	1,820,922	3,359,304	2,313,579
Expenses from foreign exchange transactions	(3,444,866)	(1,903,550)	(3,562,684)	(2,384,850)
Net gain on foreign exchange transactions	(208,978)	(82,628)	(203,380)	(71,271)

7. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Receivables from credit card operations	-	-	2,385,362	1,224,620
Escrow deposits for civil and labor suits (1)	977,814	1,136,150	2,310,460	2,151,163
Insurance premium	-	-	1,008,208	714,191
Prepaid taxes	318,840	190,732	815,443	640,472
Notes and credits receivable	705,941	578,614	709,693	597,698
Salary advances and other	59,627	18,550	79,901	23,540
Receivables from purchase of assets	14,851	68,043	76,030	157,895
Accounts receivable from subsidiaries	233,096	31,349	-	-
Other	533,305	624,625	907,528	1,182,221
Total	2,843,474	2,648,063	8,292,625	6,691,800
Current	1,124,010	882,560	5,010,840	3,499,043
Long-term	1,719,464	1,765,503	3,281,785	3,192,757
__________________
 (1) Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2005		2004

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,389,253	5,592,525	2,049,461	5,440,088
Long-term assets	2,544,316	5,955,480	1,461,579	3,879,616
Permanent assets	64,251	150,393	60	159
Total assets	4,997,821	11,698,399	3,511,100	9,319,863

Current liabilities	2,454,572	5,745,417	1,653,346	4,388,643
Long-term liabilities	2,247,995	5,261,883	1,632,067	4,332,158
Deferred income	262	614	452	1,199
Branch equity	294,991	690,486	225,235	597,863
Total liabilities	4,997,821	11,698,399	3,511,100	9,319,863

Net income for the year	99,893	233,819	183,509	487,107

In accordance with the Summary Minutes of the Meeting of the Executive Board of Officers, held on July 26, 2005, the distribution of dividends was approved in the amount of US$80,299 thousand and US$6,562 thousand, from the Nassau and the Grand Cayman branches, respectively.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$187,728 (2004 - R$104,580) in Unibanco and R$150,335 (2004 - R$82,934) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect

			Percentage holding (%)		Adjusted stockholders equity			Adjusted net income (loss)	Equity in results Adjustments

				Unibanco		Investments value

	Common	Preferred	Unibanco	Consolidated		2005	2004		2005	2004
Investments of Unibanco

Subsidiary companies
Unicard Banco Múltiplo S.A. (5) (11) and (14)	152,372,904	91,811,816	100.000	100.000	1,063,263	1,063,263	797,829	253,935	253,935	208,802
Unipart Participações Internacionais Ltd.	990	-	100.000	100.000	896,932	896,932	918,038	87,327	87,327	68,370
Banco Fininvest S.A.	4	1	100.000	100.000	716,776	716,776	577,848	161,022	161,022	196,655
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	49.709	1,419,713	705,727	616,719	296,492	149,210	102,751
Unibanco Companhia de Capitalização (3)	4,194	-	99.999	100.000	404,752	404,752	408,473	117,290	117,288	6,946
Banco Único S.A. (4)	2,768,399	2,768,998	99.999	99.999	243,337	234,199	207,236	26,230	26,230	127,484
Banco Dibens S.A. (10)	8,858,142	-	99.999	99.999	202,422	202,422	111,290	(15,769)	(13,056)	9,762
Unibanco Investshop
Corretora de Valores
Mobiliários e Câmbio
S.A. (2) and (9)	4,955	4,955	100.000	100.000	118,440	118,440	15,955	22,524	27,568	3,784
Unibanco Empreendimentos
e ParticipaçõesLtda. (3)	201,910	-	48.003	100.000	223,779	107,421	110,681	(6,791)	(3,260)	8,551
Interbanco S.A.	20,000	-	99.996	99.999	79,770	79,767	72,352	31,829	31,829	14,241
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	99.999	100.000	59,739	59,739	55,235	10,087	4,504	1,407
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	109,796	54,897	-	21,921	10,658	-
BWU Comércio e Entretenimento Ltda.
(3) and (13)	67,562	-	59.792	59.792	60,801	36,355	39,022	(5,136)	(2,814)	(930)
Unibanco Asset Management – Banco de
Investimento S.A. (2)	1,468	1,468	99.999	100.000	33,833	33,833	22,577	14,983	15,002	19,048
Unibanco Empreendimentos Ltda. (3)	150,489	-	16.126	100.000	126,970	20,475	19,913	3,479	561	142
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	5,894	5,894	6,759	29,394	29,394	24,576
Dibens Leasing S.A. – Arrendamento Mercantil
(10) and (15)	43,962	-	99.999	99.999	236,836	236,836	-	(4,663)	(1,217)	-
Other	-	-	-	-	-	348,089	471,403	-	59,715	157,457

Jointly controlled companies(i)
Banco Investcred Unibanco
S.A. – (PontoCred) (6)	95	-	49.997	49.997	142,343	71,167	87,541	64,554	32,338	17,206
Serasa S.A.	366	349	19.045	19.174	188,069	35,818	31,469	85,904	15,797	7,413
Tecnologia Bancária S.A.	762,278	-	17.925	20.166	143,107	24,487	25,381	16,716	3,205	890
Redecard S.A. (14)	-	-	-	-	-	-	17,106	-	35,988	43,907
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	41,218	10,305	8,198	9,112	2,107	510
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	50.000	12,647	6,324	3,939	2,776	1,397	(114)
Other	-	-	-	-	-	30,302	21,102	-	20,425	57,481
Total						5,504,220	4,646,066	-	1,065,153	1,076,339

Investment of
Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	-	11.082	1,524,198	168,918	-	271,162	27,789	-
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	109,796	54,897	46,079	21,921	10,658	6,745
Other	-	-	-	-	-	2,758	64,548	-	763	7,116
Total						226,573	110,627	-	39,210	13,861

			Percentage holding (%)
	Number of shares or quotas (in thousands)			Adjusted stockholders equity

Main direct, indirect and jointly controlled subsidiary companies invested by:					Adjusted net income (loss)

	Common	Preferred
Unipart Participações Internacionais Ltd.
Unibanco Cayman Bank Ltd.	13,252	-	100.000	331,615	33,309
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	162,214	5,069
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,203	40,906
Hipercard Banco Múltiplo S.A. (5) and (8)	-	95,738	19.293	809,413	98,049
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	260,240	71,706
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	58,069	12,515
Unibanco AIG Warranty S.A.	560	-	70.000	24,316	3,217
IRB – Brasil Resseguros S.A.	-	111	11.082	1,524,198	271,162
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	60,580	30,231
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5) and (8)	298,819	5,940	61.414	809,413	98,049
Redecard S.A. (14)	200	400	31.943	62,887	186,753
__________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2) The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3) During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4) Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held in October 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5) During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(6) In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7) Through the Extraordinary Shareholders' Meeting held in June 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held in July 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8) In March 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million which is being amortized in accordance with the expected period of benefit of up to ten years.

(9) In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10) In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years. The transaction is subject to the approval of the Central Bank of Brazil.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil.

(11) In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the period ended December 31, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$138 million. See Note 12 ((b) 1).

(12) In June 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previously recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) set up of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13) Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(14) In September 2005, Unicard Banco Múltiplo S.A. acquired from Unibanco the capital of Redecard S.A., at book value.

(15) The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	2005	2004	2005	2004
Bandeirantes (1)	-	-	-	841,352
Fininvest	291,604	322,749	31,145	26,152
Hipercard	346,265	394,345	34,703	20,664
Other (1)	175,208	159,606	42,429	80,740

Total	813,077	876,700	108,277	968,908
___________________
(1) As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

(c) In December of 2004, the sale process was concluded of our participation in Credicard of 33.333% and Orbital of 33.333% . An extraordinary result in the amount of R$1,142, net of applicable tax (income tax and social contribution on net income) was recorded including sale of participation, as well as non recurring income and expenses relative, basically, to the integral amortization of goodwill for incorporated companies, provision for restructuring and complementary allowance for loan and tax contingencies.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 14.20% (2004 – 13.09%) per annum, and are payable up to January 23, 2007.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	2005	2004	2005	2004
Less than 3 months	US$	288,739	428,757	287,291	335,397
	EUR	816	42,041	816	42,041
		289,555	470,798	288,107	377,438

From 3 to 12 months	US$	196,052	406,040	153,943	400,679
	EUR	9,620	36,245	9,620	36,245
	R$	210,545	5,745	87,493	5,745
		416,217	448,030	251,056	442,669

From 1 to 3 years	US$	77,152	63,488	60,842	71,337
	EUR	3,084	10,287	3,084	10,287
	R$	-	104,756	-	104,756
		80,236	178,531	63,926	186,380

From 3 to 5 years	US$	72,797	82,663	66,963	82,663
	R$	285,064	-	285,060	-
		357,861	82,663	352,023	82,663

From 5 to 15 years	US$	38,323	75,947	33,736	75,602

Total		1,182,192	1,255,969	988,848	1,164,752

The average interest of issues in foreign currency was 3.65% (2004 – 2.96%) per annum in Unibanco and 3.45% (2004 – 2.92%) per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% per annum.

(c) The other issues totaled R$31,255 (2004 - R$37,722) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.34% (2004 – 7.38%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.62% (2004 – 5.28%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The provision for eventual future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the year were as follow:

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Tax litigation	848,960	548,418	1,620,442	1,106,463
Labor litigation	359,750	561,242	680,032	815,358
Civil litigation	244,299	283,433	403,982	464,318
Total	1,453,009	1,393,093	2,704,456	2,386,139

Recorded in Other Liabilities
- Taxes and Social Security	848,960	548,418	1,620,442	1,106,463
- Others (Note 13 (c))	604,049	844,675	1,084,014	1,279,676
	1,453,009	1,393,093	2,704,456	2,386,139

(b) Changes in and the related fiscal labor and civil litigation provision:

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Balance at the beginning of the year	1,393,093	867,445	2,386,139	1,812,161
Balance of acquired/incorporated companies	-	16,592	-	90,843
Balance of sold companies	-	-	-	(176,403)
Provision charged (1)	699,074	888,368	1,241,898	1,208,623
Payments	(639,158)	(379,312)	(923,581)	(549,085)

Balance at the end of the year	1,453,009	1,393,093	2,704,456	2,386,139
____________________
(1)	As described in Note 9 ((a) 11), Unibanco Consolidated recorded a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies arising from the acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$238 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, mainly (i) the contestation of the widening of the basis of calculation of PIS and COFINS by Law 9.718, (ii) the contestation for the collection of CSLL at different rates - Financial System - Constitutional Amendments 01/94, 10/96 and Law 7689/88, and (iii) collection of CPMF on leasing transactions. The administration maintains provision for these and other contingencies, based on the opinion of their legal advisors.

On November 9, 2005, the Supreme Court - STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ Profit Participation Program - PIS and Tax and Social Security Financing – COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision of R$589,272 was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value had not been recognized until the final determination is certain. The provision of R$3,215 was also maintained regarding subsidiary Unibanco AIG Vida e Previdência S.A., whose lawsuits had favorable decision in the STF in December 9, 2005.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

(e) Civil litigation

Unibanco and its subsidiaries are parties to civil claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and (ii) past economic plans of the Brazilian government. Those claims represent diversified risks and the individual amounts are not significant. The amount accrued represents the evaluation of the administration and opinion of Legal Counsel Advisers to probable losses in those actions.

(f) Other judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial stabilization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	2005	2004	2005	2004	2005	2004	2005	2004
Provision for unearned
premiums (1)	572,947	342,056	1	1	-	-	572,948	342,057
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	189,222	192,950	6,382	8,593	-	-	195,604	201,543
Mathematical provision
benefits to be granted	279,784	128,724	4,768,194	3,954,135	-	-	5,047,978	4,082,859
Mathematical provision
for benefits granted	3,530	2,381	375,417	263,171	-	-	378,947	265,552
Unsettled claims	297,114	275,375	684	764	-	-	297,798	276,139
Provision for draws and
redemptions	-	-	-	-	535,959	428,180	535,959	428,180
Other provisions	3,310	2,932	224,752	206,771	363	-	228,425	209,703
Total of technical
provisions	1,345,907	944,418	5,375,430	4,433,435	536,322	428,180	7,257,659	5,806,033
Short-term	1,344,865	811,549	3,383,965	2,620,991	536,322	428,180	5,265,152	3,860,720
Long-term	1,042	132,869	1,991,465	1,812,444	-	-	1,992,507	1,945,313
___________________
(1) Showed net of related expenses and non incurred expenses, in the amount of R$488,837.

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration
	Issue	Maturity	per annum	2005	2004	2005	2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	475,577	535,214	452,814	519,916
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	469,305	532,147	461,461	532,145
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,156	80,281	71,756	80,281
Line of credit (4)	December 2004	December 2009	4.74%	351,755	398,684	351,755	398,684
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	439,237	367,493	439,237	367,493
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,187,886	-	1,187,394	-
Total				2,994,916	1,913,819	2,963,817	1,898,519
Short-term				98,331	11,367	97,232	11,006
Long-term				2,896,585	1,902,452	2,866,585	1,887,513
___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt is subject to the approval of the Brazilian Central Bank, for the purposes of capital adequacy limits.

(c) Sundry

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Payable to merchants – credit card	-	-	3,068,475	2,342,406
Sale of rights of receipt of future flow of payment
orders abroad (1)	2,120,017	2,576,208	2,109,681	2,576,208
Provision for labor and civil litigation (Note 12 (a))	604,049	844,675	1,084,014	1,279,676
Payable related to insurance companies	-	-	520,560	303,446
Provisions for payroll and administrative
expenses	299,566	180,638	423,251	266,796
Credit to release of real estate financing	43,859	-	43,859	-
Other	141,458	653,389	334,811	725,131
Total	3,208,949	4,254,910	7,584,651	7,493,663
Short-term	775,592	1,068,875	4,610,914	3,833,002

Long-term	2,433,357	3,186,035	2,973,737	3,660,661
___________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ~~Y~~$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

On July 1st, 2004, the employee’s “Free Benefits Generator Plan“ was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the year ended December 31, 2005, the company sponsor contributions totaled R$13,213 (2004 -R$11,066) in Unibanco and R$15,134 (2004 – R$15,355) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2005, the options activity was as follows:

Nº	Issuance Date	Vesting period until	Exercise period until	Price R$ (1)	Granted	Exercised	Cancelled	Not exercised
1	01.21.2002	From 01.21.2005 to 01.21.2007	From 01.20.2006 to 01.20.2008	9.31	6,188,000	1,328,221	2,152,501	2,707,278
2	04.15.2002	From 04.15.2005 to 04.15.2007	From 04.14.2006 to 04.14.2008	10.91	34,000	11,334	-	22,666
3	08.01.2002	From 08.01.2005 to 08.01.2007	From 07.31.2006 to 07.31.2008	8.40	100,000	33,334	-	66,666
4	08.12.2002	From 08.12.2005 to 08.12.2007	From 08.11.2006 to 08.11.2008	7.05	180,000	60,000	-	120,000
5	11.01.2002	From 11.01.2005 to 11.01.2007	From 10.31.2006 to 10.31.2008	6.90	100,000	-	-	100,000
6	11.11.2002	From 11.11.2005 to 11.11.2007	From 11.10.2006 to 11.10.2008	6.90	100,000	-	100,000	-
7	11.20.2002	From 05.31.2006 to 11.20.2007	From 11.19.2006 to 11.19.2008	6.90	150,000	-	100,000	50,000
8	01.06.2003	From 01.06.2006 to 01.06.2008	From 01.05.2007 to 01.05.2009	6.66	80,000	-	80,000	-
9	02.10.2003	From 02.10.2006 to 02.10.2008	From 02.09.2007 to 02.09.2009	7.78	60,000	-	-	60,000
10	03.10.2003	From 03.10.2006 to 03.10.2008	From 03.09.2007 to 03.09.2009	8.17	83,000	-	23,000	60,000
11	04.08.2003	From 04.08.2006 to 04.08.2008	From 04.07.2007 to 04.07.2009	8.85	792,000	-	302,000	490,000
12	04.14.2003	From 04.14.2006 to 04.14.2008	From 04.13.2007 to 04.13.2009	8.94	20,000	-	20,000	-
13	05.07.2003	From 05.07.2006 to 05.07.2008	From 05.06.2007 to 05.06.2009	8.41	560,000	-	-	560,000
14	06.04.2003	From 06.04.2006 to 06.04.2008	From 06.03.2007 to 06.03.2009	10.21	300,000	-	300,000	-
15	06.16.2003	From 06.16.2006 to 06.16.2008	From 06.15.2007 to 06.15.2009	10.30	60,000	-	-	60,000
16	09.02.2003	From 09.02.2006 to 09.02.2008	From 09.01.2007 to 09.01.2009	9.83	3,113,000	-	798,000	2,315,000
17	11.10.2003	From 11.10.2006 to 11.10.2008	From 11.09.2007 to 11.09.2009	9.83	180,000	-	180,000	-
18	12.17.2003	From 12.17.2006 to 12.17.2008	From 12.16.2007 to 12.16.2009	11.50	60,000	-	-	60,000
19	01.05.2004	From 01.05.2007 to 01.05.2009	From 01.04.2008 to 01.04.2010	9.83	120,000	-	-	120,000
20	02.01.2004	From 02.01.2007 to 02.01.2009	From 01.31.2008 to 01.31.2010	13.76	180,000	-	-	180,000
21	04.05.2004	From 04.05.2007 to 04.05.2009	From 04.04.2008 to 04.04.2010	14.03	6,120	-	-	6,120
22	04.12.2004	From 04.12.2007 to 04.12.2009	From 04.11.2008 to 04.11.2010	13.91	400,000	-	-	400,000
23	04.13.2004	From 04.13.2007 to 04.13.2009	From 04.12.2008 to 04.12.2010	14.02	100,000	-	-	100,000
24	07.19.2004	From 07.19.2007 to 07.19.2009	From 07.18.2008 to 07.18.2010	13.06	470,000	-	-	470,000
25	08.04.2004	08.04.2009	08.03.2010	11.85	300,000	-	-	300,000
26	09.20.2004	From 09.20.2007 to 09.20.2009	From 09.19.2008 to 09.19.2010	13.99	10,000	-	-	10,000
27	02.01.2005	From 02.01.2008 to 02.01.2010	From 01.31.2009 to 01.31.2011	16.44	4,220,000	-	245,000	3,975,000
28	05.03.2005	From 05.03.2008 to 05.03.2010	From 05.02.2009 to 05.02.2011	19.26	25,000	-	-	25,000
29	09.19.2005	From 09.19.2008 to 09.19.2010	From 09.18.2009 to 09.18.2011	20.86	60,000	-	-	60,000

GENERAL POSITION					18,051,120	1,432,889	4,300,501	12,317,730
__________________
(1) Exercise price per Unit, actualized by IPCA (Amplified Consumer Price Index).

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before of exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after July, 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The stock option on August 4, 2004: exercise price will be decreased by the dividends distributed per stock option program in Units, during the exercise period.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2005	2004

	Outstanding shares	Treasury stock	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,934,290	11,265,874	653,200,164	653,200,164
Total	1,397,592,458	11,265,874	1,408,858,332	1,408,858,332

As of December 31, 2005, the market value of common shares were R$17.70 and R$13.40 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On December 31, 2005, the fair value of Units is R$29.35. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2005, the Board of Directors approved the payments of interest on capital to the shareholders, in the amount of R$753,667, qualified as complementary to the interest on capital declared related to the profit ascertained in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the year of 2005, in the amount of R$725,991, comprising R$0.5158 (R$0.4384 plus net of applicable tax) per common share and R$0.5673 (R$0.4822 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$256,247.

The Units had interest on capital of R$1.0080 (R$0.8568 plus the applicable tax), comprising R$0.4406 (R$0.3746 plus the applicable tax) from Unibanco Holdings and R$0.5673 (R$0.4822 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$5.0396 (R$4.2838 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2005	2004
Legal reserve	483,033	391,109
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436	93,856
ii) Operating margin reserve – calculated based on 90% of the net income for the
year after the legal deductions and dividends up to a limit of 80% of capital stock	3,531,165	2,526,417
iii) Special dividends reserve	63,898	63,898
Total	4,181,532	3,075,280

(e) Treasury stock

During the year ended December 31, 2005, as per the Shares – Performance buy back program (Note 14 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
December 31, 2004	12,744,112	51,423
Conversion of own stocks	(739,119)	(1,836)
Sale of own stocks	(1,432,889)	(6,070)
Repurchase	693,770	7,311
December 31, 2005	11,265,874	50,828

The average cost of R$21.08 per repurchased Units, and the minimum and maximum price of share was R$15.48 and R$28.93, respectively.

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

(g) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

16. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Dividends/retained earnings received from other
investments, principally consortium	24,269	23,845	85,747	104,613
Monetary correction of income receivable	10,837	42,874	10,837	67,365
Other	134,936	72,379	88,299	93,806
Total	170,042	139,098	184,883	265,784

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2005	2004	2005	2004
Provision for labor and civil litigations	275,565	345,142	401,975	510,721
Expense related to checks and billing, net	164,274	75,439	197,847	112,356
Foreign branches’ and subsidiary companies’
exchange loss	187,728	104,580	150,335	82,934
Amortization of goodwill on subsidiaries acquired	51,609	149,822	108,277	140,710
Monetary correction of other liabilities	17,727	6,868	105,179	21,340
Other	83,705	55,804	249,622	200,591
Total	780,608	737,655	1,213,235	1,068,652

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December			December
	31, 2004	Constitution	Realization	31, 2005
Allowance for credit losses	294,272	316,619	254,213	356,678
Other provisions not currently deductible	790,096	344,426	674,101	460,421
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	27,465	210,115
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	3,372	277,620
Subtotal	1,602,940	661,045	959,151	1,304,834
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	55,066	(11,223)
Total	1,646,783	661,045	1,014,217	1,293,611

	Unibanco

				Balance of
	December			acquired	December
	31, 2003	Constitution	Realization	companies	31, 2004
Allowance for credit losses	388,980	330,668	425,376	-	294,272
Other provisions not currently deductible	300,335	671,107	190,155	8,809	790,096
Tax loss and negative basis of social
contribution carry-forwards	256,993	-	19,413	-	237,580
Social contribution carry-forwards
(Provisional Measure 2158-35)	284,625	-	3,633	-	280,992
Subtotal	1,230,933	1,001,775	638,577	8,809	1,602,940
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	78,986	-	35,143	-	43,843
Total	1,309,919	1,001,775	673,720	8,809	1,646,783

	Unibanco Consolideted

				Balance of
	December			acquired	December
	31, 2004	Constitution	Realization	companies	31, 2005
Allowance for credit losses	438,485	519,655	393,522	384	565,002
Other provisions not currently deductible	1,191,988	602,050	849,294	31,441	976,185
Tax loss and negative basis of social
contribution carry-forwards	677,100	22,232	95,327	1,294	605,299
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	9,028	-	476,048
Subtotal	2,792,649	1,143,937	1,347,171	33,119	2,622,534
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,957	54,118	-	(9,670)
Deferred tax obligations	(28,626)	(7,815)	(1,718)	(20,680)	(55,403)
Net deferred tax assets	2,806,514	1,138,079	1,399,571	12,439	2,557,461
Total assets	2,835,139				2,612,864
Total liabilities	28,626				55,403

	Unibanco Consolideted

				Balance of
	December			acquired	December
	31, 2003	Constitution	Realization	companies	31, 2004
Allowance for credit losses	545,438	452,345	568,200	8,902	438,485
Other provisions not currently deductible	632,176	867,278	367,563	60,097	1,191,988
Tax loss and negative basis of social
contribution carry-forwards	704,308	76,093	112,868	9,567	677,100
Social contribution carry-forwards
Provisional Measure 2158-35)	492,453	-	7,377	-	485,076
Subtotal	2,374,375	1,395,716	1,056,008	78,566	2,792,649
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	92,236	774	50,369	(150)	42,491
Deferred tax obligations	(26,031)	(5,708)	(3,113)	-	(28,626)
Net deferred tax assets	2,440,580	1,390,782	1,103,264	78,416	2,806,514
Total assets	2,466,611				2,835,139
Total liabilities	26,031				28,626

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2005, the expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

	Social contribution (Provisional Measure 2158-35)			Social contribution (Provisional Measure 2158-35)

Year		Other	Total		Other	Total
2006	38,601	658,069	696,670	51,220	1,075,059	1,126,279
2007	42,548	294,004	336,552	58,773	619,952	678,725
2008	41,825	37,570	79,395	58,172	204,240	262,412
2009	48,743	37,571	86,314	70,632	160,438	231,070
2010	60,920	-	60,920	83,018	59,228	142,246
2011	44,983	-	44,983	68,397	21,168	89,565
2012 to 2014	-	-	-	64,892	3,999	68,891
2015	-	-	-	20,944	2,402	23,346
Total	277,620	1,027,214	1,304,834	476,048	2,146,486	2,622,534

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,146,566 in Unibanco and R$2,251,693 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Income before income tax and social
contribution, net of profit sharing	2,201,738	1,248,545	2,603,888	1,763,023
Income tax and social contribution expenses
at a rate of 25% and 9%	(748,591)	(424,505)	(885,322)	(599,428)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	257,991	300,461	(37,783)	(23,485)
Interest on capital paid, net	205,875	149,279	263,122	200,812
Permanent differences (net)	(78,530)	10,570	59,386	83,235
Income tax and social contribution for
the year	(363,255)	35,805	(600,597)	(338,866)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Co-obligation and risks for guarantees provided	7,273,524	4,227,790	7,315,343	4,367,582
Assets under management (mainly mutual
investment funds)	36,813,800	28,076,850	37,395,850	32,978,541
Lease commitments	41,520	56,409	41,570	56,517

19. Related-Party Transactions (Unibanco)

	2005	2004
Assets
Cash and due from banks	8,544	112
Interbank investments	5,403,333	5,625,703
Marketable securities and derivative financial instruments	5,686,751	598,815
Interbank accounts	11,458	1,073
Lending operations	156,116	267,974
Other credits
. Income receivable
Dividends and interest on capital	58,297	67,686
. Sundry	233,096	5,552

Liabilities
Deposits	6,669,479	2,154,860
Securities sold under repurchase agreements	352,841	226,841
Resources from securities issued
. Securities abroad	193,396	99,233
Interbank accounts	37,243	20,071
Borrowings	172,832	211,049
Derivative financial instruments	57,079	124,283
Other liabilities
Social and statutory	354,313	301,506
Negotiation and intermediation of securities	-	351
Subordinated debt	31,099	125,739
Sundry	15,276	79,960

Revenues
Lending operations	7,874	6,848
Marketable securities	1,350,747	536,577
Derivative financial instruments	12,945	(3,673)
Services rendered	258,784	194,474
Other operating income	2,882	6,202

Expenses
Deposits and securities sold	595,313	247,991
Borrowings and onlendings	10,249	5,726
Other administrative expenses	41,374	35,803
Other operating expenses	30,622	2,434

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

	Unibanco

		2005		2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,319,965	8,359,139	8,046,144	8,010,295
Marketable securities	17,335,197	17,497,584	8,519,942	8,721,380
Lending operations	25,114,066	25,147,028	20,328,357	20,235,208
Derivatives, net	257,622	257,622	373,165	373,165

Liabilities
Interbank deposits	5,154,940	5,155,424	1,722,807	1,724,592
Time deposits	26,465,823	26,452,178	23,958,405	23,959,348
Mortgage notes	515,043	514,378	333,627	333,419
Resources from securities issued abroad	1,213,447	1,200,155	1,293,691	1,298,084
Subordinated debt (Note 13(b))	2,994,916	3,078,959	1,913,819	1,953,327
Other liabilities (Note 13(c))	2,120,017	2,279,217	2,576,208	2,190,425
Treasury stocks	50,828	165,327	51,423	107,688

	Unibanco Consolidated

		2005		2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,771,082	3,788,546	2,759,373	2,709,217
Marketable securities	19,559,102	19,716,683	16,023,896	16,265,593
Lending operations	31,688,807	31,750,459	26,156,228	25,934,670
Derivatives, net	293,947	293,947	310,611	310,611

Liabilities
Interbank deposits	23,093	23,093	119,434	119,436
Time deposits	26,068,491	26,054,846	24,225,320	24,226,263
Mortgage notes	547,780	547,115	376,721	376,513
Resources from securities issued abroad	1,020,103	1,008,527	1,202,474	1,206,279
Subordinated debt (Note 13(b))	2,963,817	3,047,313	1,898,519	1,937,042
Other liabilities (Note 13(c))	2,109,681	2,268,881	2,576,208	2,190,425
Treasury stocks	50,828	165,327	51,423	107,688

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 31, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	2005		2004

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(4,050,247)	(4,050,247)	3,679,960	3,679,960
Currencies	(2,718,080)	(2,718,080)	99,317	99,317
Interbank interest rate	(2,207,080)	(2,207,080)	2,835,130	2,835,130
Exchange coupon	874,913	874,913	745,513	745,513
Forward contracts	397,570	379,517	35,866	35,714
Currencies	1,530,800	1,480,738	384,139	377,505
Fixed interest rate	(1,133,230)	(1,101,221)	(348,273)	(341,791)
Swap contracts	173,710	221,275	307,368	300,831
Currencies	(3,753,417)	(3,775,159)	(3,543,843)	(3,479,576)
Interbank interest rate	1,629,723	1,590,723	941,026	941,961
Fixed interest rate	1,046,155	1,069,456	1,504,332	1,447,927
Other	1,251,249	1,336,255	1,405,853	1,390,519
Swap contracts with daily reset	(493,748)	(493,748)	241,744	241,744
Currencies	(493,748)	(493,748)	241,744	241,744
Third curve swap contracts	12,844	20,484	25,699	25,780
Currencies	(243,148)	(239,010)	(825,959)	(825,959)
Interbank interest rate	134,648	136,101	781,728	781,728
Fixed interest rate	121,344	123,393	69,930	70,011
Option contracts
Purchased options	220,736	339,330	548	1,300
Purchase	214,379	333,920	260	73
Currencies	214,379	333,920	260	73
Sale	6,357	5,410	288	1,227
Currencies	6,357	5,410	288	1,227
Sale option	236,392	270,876	28,487	24,863
Purchase	141,486	210,387	22,850	10,224
Currencies	141,486	210,387	22,850	10,224
Sale	94,906	60,489	5,637	14,639
Currencies	94,906	60,489	5,637	14,639

	Unibanco Consolidated

	2005		2004

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(1,412,806)	(1,412,806)	4,869,064	4,869,064
Currencies	(2,714,441)	(2,714,441)	99,317	99,317
Interbank interest rate	455,409	455,409	4,138,576	4,138,576
Exchange coupon	846,226	846,226	631,171	631,171
Forward contracts	419,900	401,544	43,867	42,903
Currencies	1,774,233	1,724,143	280,617	273,983
Fixed interest rate	(1,354,333)	(1,322,599)	(236,750)	(231,080)
Swap contracts	193,556	235,574	235,842	231,089
Currencies	(3,805,134)	(3,823,505)	(3,158,203)	(3,091,945)
Interbank interest rate	2,581,754	2,542,689	1,530,587	1,530,768
Fixed interest rate	210,151	224,595	457,558	401,758
Other	1,206,785	1,291,795	1,405,900	1,390,508
Swap contracts with daily reset	(493,748)	(493,748)	346,650	346,650
Currencies	(493,748)	(493,748)	346,650	346,650
Third curve swap contracts	12,844	20,484	25,699	25,780
Currencies	(243,148)	(239,010)	(825,959)	(825,959)
Interbank interest rate	134,648	136,101	781,728	781,728
Fixed interest rate	121,344	123,393	69,930	70,011
Option contracts
Purchased options	220,736	339,330	548	1,300
Purchase	214,379	333,920	260	73
Currencies	214,379	333,920	260	73
Sale	6,357	5,410	288	1,227
Currencies	6,357	5,410	288	1,227
Sale option	236,392	270,876	28,487	24,863
Purchase	141,486	210,387	22,850	10,224
Currencies	141,486	210,387	22,850	10,224
Sale	94,906	60,489	5,637	14,639
Currencies	94,906	60,489	5,637	14,639
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$21,054,922 (2004 - R$76,000) with respect to purchase commitments and R$20,944,180 (2004 - R$1,419,688) with respect to sale commitments.

On December 31, 2005, there were future transactions of R$9,878,053 (2004 - R$7,339,572) in Unibanco and R$10,248,775 (2004 - R$8,445,961) in Unibanco Consolidated, swap contracts in the amount of R$1,592,252 (2004 - R$1,311,521) in Unibanco and R$1,592,252 (2004 - R$1,808,565) in Unibanco Consolidated and forward transactions in the amount of R$150,930 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the year, in the amount of R$10,295 (2004 – net gain of R$96,902) in Unibanco and R$10,937 (2004 – net gain of R$118,519) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco

			2005			2004

		CETIP/ Over the counter(1)			CETIP/ Over the counter(1))

Exposure at fair value	BM&F		Total	BM&F		Total
Future contracts	(4,050,247)	-	(4,050,247)	3,679,960	-	3,679,960
Forward contracts	-	379,517	379,517	-	35,714	35,714
Swap contracts	(39,419)	260,694	221,275	(138,107)	438,938	300,831
Swap contracts with daily
reset	(493,748)	-	(493,748)	241,744	-	241,744
Third curve swap contracts	-	20,484	20,484	-	25,780	25,780
Option contracts
Purchased option	339,136	194	339,330	1,300	-	1,300
Sale option	270,582	294	270,876	24,863	-	24,863

	Unibanco Consolidated

			2005			2004

		CETIP/ Over the counter(1)			CETIP/ Over the counter(1))

Exposure at fair value	BM&F		Total	BM&F		Total
Future contracts	(1,412,806)	-	(1,412,806)	4,869,064	-	4,869,064
Forward contracts	-	401,544	401,544	(2,797)	45,700	42,903
Swap contracts	(28,178)	263,752	235,574	(138,102)	369,191	231,089
Swap contracts with daily
reset	(493,748)	-	(493,748)	346,650	-	346,650
Third curve swap contracts	-	20,484	20,484	-	25,780	25,780
Option contracts
Purchased option	339,136	194	339,330	1,300	-	1,300
Sale option	270,582	294	270,876	24,863	-	24,863
__________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$132,564 (2004 - R$181,063) in Unibanco and R$257,266 (2004 - R$216,275) in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Assets
Less than 3 months	406,200	303,394	423,480	294,645
Between 3 months and 1 year	357,440	280,735	337,470	168,221
Between 1 and 3 years	193,923	111,635	190,249	100,985
More than 3 years	51,464	16,190	51,226	16,190
Total	1,009,027	711,954	1,002,425	580,041

Liabilities
Less than 3 months	323,696	129,888	318,292	88,932
Between 3 months and 1 year	312,099	126,041	274,576	109,050
Between 1 and 3 years	111,357	80,645	111,357	69,233
More than 3 years	4,253	2,215	4,253	2,215
Total	751,405	338,789	708,478	269,430

	Unibanco		Unibanco Consolidated

	2005	2004	2005	2004
Assets
Forward contracts	53,986	100,162	71,126	120,880
Swap contracts	593,182	582,878	569,440	430,247
Third curve swap contracts	22,529	27,614	22,529	27,614
Option contracts – premiums paid	339,330	1,300	339,330	1,300
Total	1,009,027	711,954	1,002,425	580,041

Liabilities
Forward contracts	106,577	30,045	101,691	43,575
Swap contracts	371,907	282,047	333,866	199,158
Third curve swap contracts	2,045	1,834	2,045	1,834
Option contracts – premiums received	270,876	24,863	270,876	24,863
Total	751,405	338,789	708,478	269,430

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,397,133	(8,131,515)	32,763	651,372	(4,050,247)
Forward contracts	97,531	197,804	66,171	18,011	379,517
Swap contracts	(12,487)	103,650	82,271	47,841	221,275
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

				Unibanco

					2004

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(3,470,299)	5,088,313	2,220,281	(158,335)	3,679,960
Forward contracts	(662,672)	28,042	116,372	553,972	35,714
Swap contracts	81,668	172,776	31,733	14,654	300,831
Swap contracts with daily reset	176,993	64,751	-	-	241,744
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

				Unibanco Consolidated

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,727,355	(7,157,268)	1,365,815	651,292	(1,412,806)
Forward contracts	119,275	198,086	66,171	18,012	401,544
Swap contracts	(11,547)	120,920	78,598	47,604	235,574
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

				Unibanco Consolidated

					2004

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

21. Statements of Cash Flows

		Unibanco

	2005	2004
Operating activities
Net income for the year	1,838,483	1,283,208
Provision for credit losses	231,511	158,445
Deferred taxes	294,734	(366,831)
Provision (reversal) of foreclosed assets	5,276	(8,029)
Gain (loss) on sale of foreclosed assets and fixed assets	3,764	16,275
Amortization of goodwill on subsidiaries acquired	51,609	965,011
Equity in results of subsidiary and associated companies	(1,065,153)	(1,076,339)
Exchange loss (gain) on foreign investments	124,152	81,626
Provision (reversal) for losses on other investments	(31)	(3)
Depreciation and amortization	221,103	210,058
Changes in assets and liabilities
Decrease (increase) in interbank investments	1,448,511	(6,936,624)
Decrease (increase) in marketable securities and derivative financial instruments	(9,003,310)	1,274,171
Decrease (increase) in Central Bank compulsory deposits	(440,197)	(680,891)
Net change in interbank and interdepartmental accounts	143,486	(161,768)
Decrease (increase) in lending operations	(5,058,640)	(1,838,722)
Net change in foreign exchange portfolio	(616,187)	436,725
Decrease (increase) in other credits and other assets	(525,510)	(707,633)
Increase (decrease) in other liabilities	867,792	1,278,719
Increase (decrease) in deferred income	(6,862)	17,583
Net cash provided by operating activities	(11,485,469)	(6,055,019)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	418,529	728,376
Proceeds from sale of foreclosed assets	28,384	34,899
Purchase of capital increase in investments in subsidiary and associated companies	(429,062)	(226,090)
Goodwill on acquisition of subsidiary	(22,369)	-
Proceeds from sale capital decrease in subsidiary and associated companies	248,141	590,906
Purchase of other investments	-	(12,027)
Proceeds from sale of other investments	118	7,599
Purchase of fixed assets	(66,420)	(88,563)
Proceeds from sale of fixed assets	6,583	14,328
Investment in deferred charges	(157,578)	(117,853)
Net cash used in investing activities	26,326	931,575

Financing activities
Increase (decrease) in deposits	6,588,669	8,299,475
Increase (decrease) in securities sold under repurchase agreements	4,017,009	480,379
Increase (decrease) in resources from securities issued	101,172	(1,587,789)
Increase (decrease) in borrowings and onlendings	1,124,075	(1,117,715)
Net change in treasury stock	1,121	-
Dividends paid	(675,739)	(470,014)
Net cash used in financing activities	11,156,307	5,604,336

Net increase (decrease) in cash and due from banks	(302,836)	480,892

Cash and due from banks at the beginning of the year	1,329,115	848,223
Cash and due from banks at the end of the year	1,026,279	1,329,115
Net increase (decrease) in cash and due from banks	(302,836)	480,892

		Unibanco Consolidated

	2005	2004
Operating activities
Net income for the year	1,838,483	1,283,208
Provision for credit losses	391,147	120,824
Technical provisions for insurance, annuity products and retirement plans	1,579,397	1,278,317
Deferred taxes	216,487	(321,140)
Provision (reversal) of foreclosed assets	13,975	(11,295)
Gain (loss) on sale of foreclosed assets and fixed assets	(7,159)	(35,234)
Amortization of goodwill on subsidiaries acquired	108,277	968,908
Equity in results of subsidiary and associated companies	(39,210)	(13,861)
Provision on losses on investments	4,060	391
Depreciation and amortization	430,774	377,391
Minority interest	165,311	139,807
Changes in assets and liabilities
Decrease (increase) in interbank investments	(304,834)	(3,415,928)
Decrease (increase) in marketable securities and derivative financial instruments	(3,846,846)	(959,440)
Decrease (increase) in Central Bank compulsory deposits	(399,716)	(634,402)
Net change in interbank and interdepartmental accounts	129,765	(137,958)
Decrease (increase) in lending operations	(5,988,180)	(2,915,616)
Decrease (increase) in leasing operations	(207,079)	(165,465)
Net change in foreign exchange portfolio	(573,375)	439,172
Decrease (increase) in other credits and other assets	(2,065,342)	(2,357,905)
Increase (decrease) in other liabilities	2,436,820	2,577,138
Increase (decrease) in deferred income	(81,176)	78,516
Net cash provided by operating activities	(6,198,421)	(3,704,572)

Investing activities
Dividends and interest on capital received from associated companies	-	650
Proceeds from sale of foreclosed assets	80,592	172,107
Purchase of capital increase in investments in subsidiary and associated companies	(86,401)	(705,157)
Goodwill on acquisition of subsidiary companies	(49,619)	-
Proceeds from sale on capital decrease in subsidiary and associated companies	28,765	160,864
Purchase of other investments	(38,055)	(53,513)
Proceeds from sale of other investments	8,226	37,432
Purchase of fixed assets	(329,266)	(224,299)
Proceeds from sale of fixed assets	41,707	204,012
Deferred charges	(254,164)	(247,689)
Minority interest	(71,489)	(170,955)
Net cash provided by investing activities	(669,704)	(826,548)

Financing activities
Increase (decrease) in deposits	1,968,853	8,173,801
Increase (decrease) in securities sold under repurchase agreements	3,888,549	381,273
Increase (decrease) in resources from securities issued	(11,312)	(1,886,058)
Increase (decrease) in borrowings and onlendings	1,289,119	(1,189,919)
Net change in treasury stock	1,121	-
Dividends paid	(675,739)	(470,014)
Net cash used in financing activities	6,460,591	5,009,083

Net increase (decrease) in cash and due from banks	(407,534)	477,963

Cash and due from banks at the beginning of the year	1,561,264	1,083,301
Cash and due from banks at the end of the year	1,153,730	1,561,264
Net increase (decrease) in cash and due from banks	(407,534)	477,963

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	13,231,967	11,453,326
Cash and due from banks	220,027	365,477
Interbank investments	2,071,463	2,075,000
Marketable securities	7,295,868	5,943,716
Interbank accounts	152,642	193,318
Lending and leasing operations	3,074,022	2,576,286
Other credits and other assets	417,945	299,529
Permanent assets	346,479	362,228
Total	13,578,446	11,815,554

Liabilities
Current and long-term liabilities	11,904,097	10,225,959
Deposits	2,066,031	2,338,365
Securities sold under repurchase agreements	2,489,520	1,490,811
Resources from securities issued	986,264	1,232,349
Interbank accounts	9,710	9,574
Borrowings and onlending	1,737,298	1,229,746
Derivative financial instruments	124,824	11,398
Other liabilities	4,490,450	3,913,716
Deferred income	7,158	10,716
Minority interest	2	5
Stockholders’ equity	1,667,189	1,578,874
Total	13,578,446	11,815,554

Combined statement of income	2005	2004
Revenue from financial intermediation	832,760	975,756
Expenses on financial intermediation	(588,945)	(388,411)
Provision (reversal) for credit losses	80,705	(15,836)
Services rendered	82,438	75,525
Salaries, benefits, training and social security and other administrative expenses	(65,914)	(84,447)
Financial transaction and other taxes	(2,314)	(8,056)
Other operating income (expenses)	25,147	24,222
Non-operating income, net	645	(1,748)
Income tax and social contribution	(12,071)	-
Net income for the year	352,451	577,005

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2005	2004
Assets
Current and long-term assets	8,895,442	7,343,814
Cash and due from banks	44,308	71,188
Marketable securities	7,350,988	6,076,602
Insurance credits and re-insurance	1,016,292	555,537
Other credits and other assets	483,854	640,487
Permanent assets	396,007	214,206
Total	9,291,449	7,558,020

Liabilities
Current and long-term liabilities	7,749,496	6,204,849
Borrowings and onlending	7,098	-
Technical provisions for insurance	1,345,907	944,418
Technical provisions for retirement plans	5,375,430	4,433,435
Insurance and re-insurance debts	532,107	219,350
Other liabilities	488,954	607,646
Deferred income	44,168	100,909
Minority interest	78,072	10,593
Stockholders’ equity	1,419,713	1,241,669
Total	9,291,449	7,558,020

Combined statement of income	2005	2004
Gross premium written	2,658,868	3,102,901
Changes in technical reserves of insurance	(1,023,717)	(961,732)
Net claims incurred	(902,041)	(895,957)
Acquisition costs and other	(304,057)	(300,596)
Private pension contributions	848,542	825,277
Changes in technical reserves of private retirement plan	(209,027)	(534,447)
Private retirement plan benefits	(648,347)	(524,684)
Other operating income	294,544	23,817
Other operating expenses	(218,608)	(326,675)
Salaries, benefits, training and social security	(135,121)	(124,336)
Administrative expenses	(160,988)	(157,876)
Financial transaction and other taxes	(66,843)	(67,056)
Financial income	299,371	124,357
Non-operating income net	(62,825)	33,984
Income tax and social contribution	(49,357)	1,288
Profit sharing bonus to employees	(22,937)	(15,577)
Minority interest	(965)	-
Net income for the year	296,492	202,688

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%) and Hipercard Banco Múltiplo S.A. (61.414%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	5,597,638	4,807,211
Cash and due from banks	9,487	11,091
Interbank investments	7,870	79,169
Marketable securities	110,860	607,090
Interbank and interdepartmental accounts	20,892	11,395
Lending operations	2,256,501	2,186,303
Deferred tax and prepaid taxes	643,791	560,041
Other credits and other assets	2,548,237	1,352,122
Permanent assets	528,380	325,171
Total	6,126,018	5,132,382

Liabilities
Current and long-term liabilities	4,738,112	4,245,854
Deposits	1,112,695	1,242,468
Borrowings and onlendings	143,842	141,567
Resources from securities issued	241,196	273,521
Interbank and interdepartmental accounts	443	120
Derivative financial instruments	76	67,885
Taxes, social securities and provision for litigation	570,866	289,066
Other liabilities	2,668,994	2,231,227
Minority interest	312,320	57,216
Stockholders’ equity	1,075,586	829,312
Total	6,126,018	5,132,382

Combined statement of income	2005	2004
Revenue from financial intermediation	1,358,651	878,675
Expenses on financial intermediation	(212,073)	(160,294)
Provision for credit losses	(318,951)	(246,418)
Services rendered	662,624	509,517
Salaries, benefits, training and social security and other administrative expenses	(546,414)	(378,873)
Acquisition costs and other	(226,182)	(91,648)
Financial transaction and other taxes	(168,444)	(158,431)
Other operating income (expenses)	(405,310)	(153,131)
Non-operating income, net	65	(1,157)
Income tax and social contribution	(37,594)	(44,934)
Profit sharing	(8,325)	(13,038)
Minority interest	(8,778)	(25,606)
Net income for the year	89,269	114,662
Provision for the year (Note 12 (b) (1))	171,671	-
Adjusted net income for the year	260,940	114,662

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	4,263,725	2,774,707
Cash and due from banks	3,510	6,285
Interbank investments	37,703	23,281
Marketable securities	742,195	64,876
Interbank and interdepartmental accounts	11,372	5,155
Lending operations	2,143,694	1,444,467
Other credits and other assets	1,325,251	1,230,643
Permanent assets	298,488	227,176
Total	4,562,213	3,001,883

Liabilities
Current and long-term liabilities	3,731,825	2,335,010
Deposits	2,501,393	1,506,399
Interbank and interdepartmental accounts	6,765	286
Borrowings	4,071	18
Derivative financial instruments	776	1,080
Other liabilities	1,218,820	827,227
Minority interest	42,513	1,131
Stockholders’ equity	787,875	665,742
Total	4,562,213	3,001,883

Combined statement of income	2005	2004
Revenue from financial intermediation	1,935,571	1,363,898
Expenses on financial intermediation	(375,161)	(193,369)
Provision for credit losses	(732,721)	(419,009)
Services rendered	376,030	276,527
Salaries, benefits, training and social security and other administrative expenses	(736,890)	(574,164)
Acquisition costs and other	(54,646)	(28,277)
Other operating income (expenses)	(50,940)	(68,892)
Financial transaction and other taxes	(151,580)	(99,612)
Non-operating income, net	488	4,763
Income tax and social contribution	(3,065)	(25,706)
Profit sharing	(8,406)	(13,844)
Minority interest	(5,775)	(71)
Net income for the year	192,905	222,244

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,164,800 (2004 - R$989,562), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$609,065 (2004 - R$507,978) and the residual value received in advance from these lessees amounts to R$347,421 (2004 - R$378,812), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2005, the insurance coverage on properties and other assets in use totaled R$549,385 (2004 - R$516,521) in Unibanco and R$1,201,513 (2004 - R$1,155,028) in Unibanco Consolidated.

(c) Up to December 31, 2005, two agreements were entered into for the compensation and liquidation of obligations within the National Financial System (SFN), in accordance with Resolution 3.263 of the National Monetary Council (CMN) of February 24, 2005.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 21, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer